As filed with the Securities and Exchange Commission on May 7, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SB-2/A
(Pre-Effective Amendment No. 4)
UNDER THE SECURITIES ACT OF 1933

Mogul Energy International, Inc.
(Name of small business issuer in its charter)

Delaware	1311	980461623
(State or Other Jurisdiction of Organization	(Primary Standard Industrial Classification Code)	(IRS Employer Identification No.)

Robert C. Mussehl
520 Pike Street, Suite 2210	520 Pike Street, Suite 2210
Seattle, Washington 98101, USA	Seattle, Washington 98101, USA

Telephone: (206) 357-4220	Telephone: (206) 357-4220
Facsimile: (206) 357-4211	Facsimile: (206) 357-4211

(Address and telephone of registrant's executive office)	(Name, address and telephone number of agent for service)

Copies of all communications and notices to:
Joseph Sierchio, Esq.
Sierchio Greco & Greco, LLP
720 Fifth Avenue
New York, New York 10019
Telephone: (212) 246-3030
Facsimile: (212) 246-2225

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. ☒

If this Form is filed to register additional securities for an offering under Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed under Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made under Rule 434, please check the following box. ☐

Calculation of Registration Fee

Securities to be Registered	Number of Shares Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Offering Price	Registration Fee
Shares of Common Stock Par Value $0.0001 per Share	17,739,310 (1)	$0.50(2)	$8,869,655	$949.00
Shares of Common Stock Par Value $0.0001 per Share	625,000(3)	$0.50(2)	$312,500	$33.00
Total	18,364,310(1)		$9,182,155	$982.49

(1)
These shares were issued in connection with various private placements completed by the Registrant prior to September 30, 2006. All of the shares are offered by the Selling Shareholders. Accordingly, this registration statement includes an indeterminate number of additional shares of common stock issuable for no additional consideration pursuant to any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock. In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933.

(2)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457 under the Securities Act of 1933; it is not known how many shares, if any, will be purchased under this registration statement or at what price shares will be purchased.

(3)	Issuable upon exercise of the 1,250,000 issued and outstanding common stock purchase warrants.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933, or until the registration statement shall become effective on such date as the commission, acting under said section 8(a), may determine.

SUBJECT TO COMPLETION, DATED May 7, 2007

The information in this prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until this registration statement is declared effective by the United States Securities and Exchange Commission. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

MOGUL ENERGY INTERNATIONAL, INC.

18,364,310 SHARES OF COMMON STOCK

This prospectus relates to the resale by certain of our shareholders named in this prospectus (the “Selling Shareholders”) of up to 18,364,310, our common stock. The shares being offered under this prospectus are comprised of 17,739,310 shares of common stock (the "Shares") that were purchased by the selling shareholders in private placement transactions pursuant to an exemption from the registration requirements of the Securities Act; and up to 625,000 shares of common stock (the "Warrant Shares") which may be issued to certain of the Selling Shareholders upon the exercise of outstanding share purchase warrants (the "Warrants") issued in connection with the private placements.

Although we will pay substantially all the expenses incident to the registration of the shares, we will not receive any proceeds from the sales by the Selling Shareholders. We will, however, receive proceeds upon exercise of the share purchase warrants and these proceeds will be used for general working capital purposes.

The Selling Shareholders and any underwriter, broker-dealer or agent that participates in the sale of the common stock or interests therein may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Any discounts, commissions, concessions, profit or other compensation any of them earns on any sale or resale of the shares, directly or indirectly, may be underwriting discounts and commissions under the Securities Act of 1933.The Selling Shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933.

Our common stock is presently not traded or quoted for trading on any market or securities exchange. The Selling Shareholders may sell their shares at $0.50 per share until our common stock is quoted on the Over-The-Counter Bulletin Board (the “OTC Bulletin Board”) and, thereafter, at prevailing market prices or privately negotiated prices. No assurance can be given that our common stock will be quoted for trading on the OTC Bulletin Board or any other securities exchange or market. Please refer to “Plan of Distribution.”

The purchase of the shares offered through this prospectus involves a high degree of risk. Please refer to “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS <>, 2007

Until ninety days after the date this registration statement is declared effective, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary contains material information about us and the offering which is described in detail elsewhere in the prospectus. Since it may not include all of the information you may consider important or relevant to your investment decision, you should read the entire prospectus carefully, including the more detailed information regarding our company, the risks of purchasing our common stock discussed under "Risk Factors" on page 7, and our financial statements and the accompanying notes.

Unless the context otherwise requires, the terms “we,” “our,” “us,” the “Company” and “Mogul” refer to Mogul Energy International, Inc., a Delaware corporation, and not to the Selling Shareholders. We have provided definitions for some oil and natural gas industry terms used in the prospectus in the “Glossary of Oil and Natural Gas Terms” beginning on page 55 which you may find helpful in reading this prospectus.

Our Corporate Information

We were incorporated on July 25, 2005 under the laws of the state of Delaware. We maintain our principal corporate offices at 520 Pike Street, Suite 2210, Seattle, Washington 98101. Our telephone and facsimile numbers are, respectively, (206) 357-4220 and (206) 357-4211. The address of our website is www.mogulenergy.com. Information on our website is not part of this prospectus.

Our Business

We are an independent oil and gas exploration company established to acquire properties situated in proximity to producing fields. We have two projects available for exploration of hydrocarbons at this time. They are:

Saskatchewan, Canada:

•	A fifty percent (50%) working interest in Saskatchewan P&NG Lease PN 46794 (the “Fairlight Prospect”); and

•
One hundred percent (100%) interest in approximately an additional 9,300 acres situated in South East Saskatchewan acquired under sixty-eight (68) separate freehold oil and gas leases (the “Freehold Properties”; and collectively with the Fairlight Prospect, the “Canadian Property Interests”); and

Egypt:

•
A twenty percent (20%) working interest in certain prospects located in the Gulf of Suez, and covering approximately 295 square kilometers, situated in the sovereign territory of the Arab Republic of Egypt (designated the “Egyptian Concession”).

Our strategy is to expand through an aggressive plan of development of our current properties and if warranted, the acquisition and development of properties that have:

•	Low entry cost as measured on a dollar per barrel for proven and potential reserves;
•	Ready access to infrastructure allowing for production within a short time period without significant capital commitments; and
•	Ready access to local and export markets without the need for immediate investment in pipeline construction projects.

We intend to finance this initial development through a financial plan based upon, but not limited to:

•	Sale of equity and or debt securities;
•	Joint venture arrangements;
•	Bank loans; and/or
•	Cash flow, if any, from operations

None of our properties currently contain reserves.

We have devoted substantially all of our efforts to date to the acquisition, development and financing of our interests in the Canadian Property Interests and the Egyptian Concession.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in the section of this prospectus entitled “Risk Factors” immediately following this prospectus summary. We have a limited operating history and have not yet established any reserves on any of our properties. We have incurred substantial operating losses since inception.

As at December 31, 2006 we had an accumulated deficit of approximately $2,313,459. We have limited financial resources with which to accomplish our financial objectives. We are at the early stages of our exploration and drilling program; if we fail to establish reserves and/or obtain additional financing, we may need to cease or substantially curtail our operations. We may never generate revenues from our current operations.

The Offering

Selling Shareholders

The Selling Shareholders are existing non-affiliated shareholders of Mogul who purchased shares of our common stock in private placement transactions completed on or before September 30, 2006. The issuance of the shares by us to the Selling Shareholders was exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”). Please refer to “Selling Shareholders.”

Securities Being Offered

The Selling Shareholders named in this prospectus are offering for resale up to 18,364,310 shares of our common stock, par value $0.0001 per share, to the public by means of this prospectus. The shares being offered under this prospectus are comprised of 17,739,310 shares of common stock (the "Shares") that were purchased by the selling shareholders in private placement transactions pursuant to an exemption from the registration requirements of the Securities Act; and up to 625,000 shares of common stock (the "Warrant Shares") which may be issued to certain of the Selling Shareholders upon the exercise of outstanding share purchase warrants (the "Warrants") issued in connection with the private placements.Although we pay substantially all the expenses incident to the registration of the Shares, we will not receive any proceeds from the sales by the Selling Shareholders. However, we may receive proceeds (up to $312,500) from the exercise of the Warrants; if such proceeds are received by us, they will be used for general working capital purposes.

All of the shares owned by the Selling Shareholders will be registered by the registration statement of which this prospectus is a part. The Selling Shareholders may sell some or all of their shares immediately after they are registered. Please refer to “Plan of Distribution.”

Offering Price

The Selling Shareholders may sell their shares pursuant to this prospectus, at $0.50 per share until our common stock is quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices. Please refer to “Plan of Distribution” and “Determination of Offering Price.”

Number of Shares Outstanding

There were 34,486,810 shares of our common stock issued and outstanding as at December 31, 2006.

Duration of Offering

The offering will conclude upon the earlier to occur of:

•	The sale of all of the shares of common stock being offered pursuant to this prospectus;
•	The second anniversary date of the effective date of this prospectus;
•	Such time as the registered shares may be sold without restriction pursuant to Rule 144(k) of the Securities Act.

Use of Proceeds

We will incur all costs associated with this registration statement and prospectus. We will not receive any of the proceeds from the sale of the shares of our common stock being offered for sale by the Selling Shareholders. However, we did receive $1,923,864.31 from the sale of the registered shares and we may receive up to $312,500 if the Selling Shareholders exercise all of the Warrants. The Warrants have an exercise price of $0.50, and expire on April 18, 2008. All funds received by us will be used for working capital purposes. Please refer to “Use of Proceeds.”

Selected Financial Data

The following summary statement of operations and summary balance sheet data are derived from our financial statements for the year ended December 31, 2006 that were filed with the U.S. Securities and Exchange Commission as part of this prospectus. This information should be read in conjunction with the audited financial statements and the related notes appearing elsewhere in this prospectus.

Balance Sheets

	December 31, 2006	December 31, 2005

Cash	$29,756	$125,573
Total Assets	$1,256,672	$359,787
Total Liabilities	$1,599,366	$91,943
Total Shareholders' Deficit	$(342,694)	$267,844
(Deficit)	$(2,313,459)	$(136,919)

Statements of Operation

	Year Ended December 31, 2006		From July 25, 2005 Year Ended December 31, 2005	From July 25, 2005 (inception) to December 31, 2006
Revenue		$-	$-		$-
Other Income (Loss)	$		$-	$
Expenses		$2,176,540	$136,919		$2,313,459
Net Loss for the Period		$(2,176,540)	$(136,919)		$(2,313,459)
Basic and Diluted Loss per Share		$(.07)	$(.02)	$

You should rely only on the information contained in this prospectus or any supplement hereto. We have not authorized anyone to provide you with different information. If anyone provides you with different information you should not rely on it. We are not making an offer to sell the common stock in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus regardless of the date of delivery of this prospectus or any supplement hereto, or the sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We obtained statistical data and certain other industry forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical and industry data and forecasts and market research used herein are reliable, we have not independently verified such data. We have not sought the consent of the sources to refer to their reports or articles in this prospectus.

RISK FACTORS

You should carefully consider the risks described below before purchasing our shares of our common stock. Our most significant risks and uncertainties are described below; if any of the following risks actually occur, our business, financial condition, or results or operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment therein. You should acquire shares of our common stock only if you can afford to lose your entire investment.

Risks Associated With Our Start-Up Status.

We have a limited operating history which makes your evaluation of our business difficult. We have incurred losses in recent periods for start-up efforts and may incur losses in the future.

We were organized on July 25, 2005, and have only recently acquired our interests in the Canadian Property Interests and the Egyptian Concession. For the period from July 25, 2005 (inception) to December 31, 2005 we incurred an operating loss of $136,919. For the year ended December 31, 2006 we incurred an operating loss of $2,178,540. We expect to incur substantial operating losses for the foreseeable future, as well.

For the period July 25, 2005 (inception) to December 31, 2006 our cumulative deficit was $2,313,459. We are in the exploration stage of our business development. Other than the acquisition of our property interests and the commencement of our drilling program on the Fairlight Prospect, we have not engaged in any substantive business operations to date. We have engaged only in preliminary  exploratory activities, review of data pertaining to our properties and the establishment of initial exploration plans. Our preliminary exploratory activities have, to date, resulted in one dry-hole drilled on the Fairlight Prospect. We have a very limited operating history upon which you can evaluate our business and prospects. Accordingly, you should consider and evaluate our business prospects by considering the risks associated with our early stage status and lack of  operational experience.

We expect to face many of the typical challenges of a startup business.

We were only recently organized and have been in operation for a little more than one year. Accordingly, a startup business like ours faces a number of challenges. For example, engaging the services of qualified support personnel and related consultants and other experts is very important in the oil and gas exploration business, and there is keen competition for the services of these experts, consultants, and support personnel. Equally important in the oil and gas exploration business is establishing initial exploration plans for drilling prospects, and analyzing relevant information efficiently. Establishing and maintaining budgets and appropriate financial controls is also very important to a startup business. If we fail to address one or more of these activities, or curb operating losses, our ability to carry out our business plan may be materially impaired.

The oil and gas exploration business involves many operating risks that can cause substantial losses.

Numerous risks affect our drilling activities, including the risk of drilling non-productive wells or dry holes. To date, the only well we have drilled was a dry hole. The cost of drilling, completing and operating wells and of installing production facilities and pipelines is often uncertain. Also, our drilling operations could diminish or cease because of any of the following:

•	title problems;
•	weather conditions;
•	fires;
•	explosions;
•	blow-outs and surface cratering;
•	uncontrollable flows of underground natural gas, oil and formation water;
•	natural disasters;
•	pipe or cement failures;
•	casing collapses;
•	embedded oilfield drilling and service tools;
•	abnormally pressured formations;
•	environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;
•	noncompliance with governmental requirements; or
•	shortages or delays in the delivery or availability of material, equipment or fabrication yards.

Moreover, our offshore operations with respect to the Egyptian Concession are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties.

Given our limited financial resources the occurrence of any one or more of the foregoing events would a material adverse affect on our operations and the market price, if any, of our common stock.

Our foreign operations subject us to additional risks.

Our property interests and operations in Canada and Egypt are subject to the various risks inherent in foreign operations. These risks may include the following:

•	currency restrictions and exchange rate fluctuations;
•	risks of increases in taxes and governmental royalties and renegotiation of contracts with governmental entities; and
•	changes in laws and policies governing operations of foreign-based companies.

United States laws and policies on foreign trade, taxation and investment may also adversely affect our international operations. In addition, if a dispute arises from foreign operations, foreign courts may have exclusive jurisdiction over the dispute, or we may not be able to subject foreign persons to the jurisdiction of United States courts.

There are risks associated with our proposed operations in Egypt.

Special risks may be associated with our efforts to undertake operations in the Arab Republic of Egypt. Such operations will be subject to political, economic and other uncertainties, including among other things, the risk of war, revolution, border disputes, expropriation, forced renegotiation or modification of any existing agreement, import, export and transportation regulations, tariffs, taxation policy, including royalty and tax increases and retroactive tax claims, exchange controls, currency fluctuations and other uncertainties arising out of the Arab Republic of Egypt's sovereignty over our operations. If, as a result of political or economic instability, a new government was put in place or new policies assuming a more hostile attitude toward foreign investment were adopted, such events could result in the voiding of our pre-existing agreements and or the expropriation of our assets.

We may not be able to obtain sufficient drilling equipment and experienced personnel to conduct our operations.

In periods of increased drilling activity resulting from high commodity prices, demand exceeds availability for drilling rigs, drilling vessels, supply boats and personnel experienced in the oil and gas industry in general, and the offshore oil and gas industry in particular. This may lead to difficulty and delays, especially in light of our limited resources and operations, in consistently obtaining services and equipment from vendors, obtaining drilling rigs and other equipment at favorable rates, and scheduling equipment fabrication at factories and fabrication yards. This, in turn, may lead to projects being delayed or experiencing increased costs.

Third party operators of the properties in which we have an interest may act in ways that are not in our best interests.

Except with respect to the Freehold Properties we do not act as the operator with respect to the properties in which we have an interest. Other companies may operate a portion of the oil and natural gas properties in which we have an interest, such as the Egyptian Concession. As a result, we have limited influence over operations on some of those properties or their associated costs. Our limited influence on non-operated properties could result in the following:

•	the operator may initiate exploration or development projects on a different schedule than we prefer;
•
the operator may propose to drill more wells or build more facilities on a project than we have funds for, which may mean that we cannot participate in those projects or share in a substantial share of the revenues from those projects; and

•	if the operator refuses to initiate an exploration or development project, we may not be able to pursue the project.

Any of these events could significantly affect our anticipated exploration and development activities and the economic value of those properties to us as well as the market price, if any, of our common stock.

The success of our business depends upon our ability to find, develop and acquire oil and gas reserves.

To date we have not established reserves on any of our properties; in fact, the one well we have drilled was a dry hole. We are now implementing exploratory and seismic activities on our Canadian Property Interests. There is, however, no guarantee that such exploratory activities will lead to the identification of additional drill sites or, if identified and wells drilled, that we will find reserves that we can economically produce. Future drilling activities will subject us to many risks, including the risk that we will not find commercially productive reservoirs. Drilling for oil and natural gas can be unprofitable, not only as a result of dry holes, which we have experienced, but also from productive wells that do not produce sufficient oil to return a profit. Also, title problems, weather conditions, governmental requirements and shortages or delays in the delivery of equipment and services can delay our drilling operations or result in their cancellation. The cost of drilling, completing and operating wells is often uncertain, and not all wells produce oil and gas. As a result, we may not recover all or any portion of our investment.

If we do not establish reserves and or obtain additional financing, we may not be able to satisfy our substantial capital requirements and may be required to cease or curtail our operations.

If we identify additional drilling targets, we require substantial capital to continue our drilling program with respect to our Canadian Property Interests and to maintain our interest in the Egyptian Concession. In addition, our ongoing capital requirements consist primarily of the following items:

•	funding our 2007 capital and exploration budget;
•	other allocations for acquisition, development, production, exploration and abandonment of oil and natural gas reserves; and
•	if we cannot generate sufficient cash flow from operations or raise funds externally in the amounts and at the times needed, we may not be able to discover reserves or meet our financial obligations.

If we are unable to obtain such financing when needed, on commercially reasonable terms, we may be required to cease or curtail our operations which could have a materially adverse impact on the market price of our stock.

A decline in oil and gas prices will adversely affect our ability to obtain additional financing we will require in order to undertake our future drilling activities.

To date we have funded our capital requirements primarily from the offer and sale of our equity securities through the offer and sale of our common stock; we will need to raise additional capital to fund any future drilling activities; our ability to do so may be adversely affected by any decrease of prices of, and demand for, natural gas and oil. Historically, the markets for natural gas and oil have been volatile and this volatility is likely to continue in the future. Prices for natural gas and oil may fluctuate widely in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the price of foreign imports;
•	overall domestic and global economic conditions;
•	political and economic conditions or hostilities in oil producing regions, including the Middle East;
•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
•	weather conditions;
•	domestic and foreign governmental regulations;
•	development of alternate technologies; and
•	the price and availability of alternative fuels.

If we are unable to obtain such financing when needed, on commercially reasonable terms, we may be required to cease or curtail our operations which could have a materially adverse impact on the market price of our stock.

We will continue to pursue acquisitions and dispositions which if consummated could adversely affect our cash flow and liquidity.

We will continue to seek opportunities to generate value through the purchase and sale of properties. We examine potential transactions on a regular basis, depending on market conditions, available opportunities and other factors. Dispositions of portions of our existing business or properties would be intended to result in the realization of immediate value but would consequently result in lower cash flows over the longer term unless the proceeds are reinvested in more productive assets.

We face competition from a large number of companies many of which have resources far in excess of ours.

The oil and gas industry is highly competitive. We compete with major and independent oil and natural gas companies as well as smaller companies who are better financed than we are, for property acquisitions. We also compete for equipment and labor required for us to develop and exploit our properties. Many of our competitors have substantially greater financial and other resources than we do. As a result, those competitors may be better able to withstand sustained periods of unsuccessful drilling. In addition, larger competitors may be able to absorb the burden of any changes in applicable laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and natural gas prospects and to acquire additional properties in the future will depend on our ability to conduct operations and to evaluate and select suitable properties and transactions in this highly competitive environment. Moreover, the oil and natural gas industry itself competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers. Increased competition causing oversupply or depressed prices could greatly affect our operational revenues.

Oil and gas operations, including our contemplated drilling activities, are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company.

Our oil and gas operations in Canada and Egypt are subject to local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations are also subject to local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. To date we have not been required to spend any material amount on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations.

If we do not adequately manage the risks associated with conducting business in foreign countries our business operations will suffer.

A part of our business strategy is to seek to acquire and develop leases and operations in foreign countries. If we are able to implement such strategy, we may experience difficulty in managing international operations as a result of technical problems, distance, language and cultural differences. There are significant risks inherent in doing business on an international level, such as, political and economic instability, civil unrest, crime, unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in foreign currency exchange rates, longer payment cycles, problems in collecting amounts due, difficulty in enforcing contracts, seasonal fluctuation in business activity and potential adverse tax consequences. If any of such risks materialize we may have little or no ability to manage them or avert any consequences there from and our business may suffer as a result.

If we fail to obtain the consent of the Egyptian government to our Deed of Assignment application we may need to terminate or curtail our operations.

Our rights in and to the Egyptian Concession are subject to our obtaining governmental approval; if such approval is not obtained (or if obtained, subsequently revoked), our planned operations may be substantially curtailed. On May 30, 2006, a Deed of Assignment was submitted for governmental approval regarding our 20% working interest in the Egyptian Concession and we have, to date, not yet received a response. Our interest in the exclusive concession for the exploitation of petroleum and natural gas in and throughout the Egyptian Concession is governed by the Concession Agreement and those other licenses and agreements that maybe required thereunder, but which are unknown to us at this time. We can provide no assurance that we will be able to maintain any existing license or agreement or that any existing license or agreement may not be materially varied or that we will be able to acquire any required license or agreement, and if any of our existing licenses or agreements are varied or if we are not successful in maintaining and acquiring other necessary licenses or agreements we may be forced to terminate or curtail our business efforts in Egypt.

We have not established any reserves on any of our properties.

Although we have commenced our drilling program on the Fairlight Prospect our first well drilled was a dry hole; accordingly, we have not established any reserves on any of our Canadian Property Interests or on the Egyptian Concession.

We do not currently maintain insurance against potential losses and unexpected liabilities.

Our operations are subject to inherent casualty risks such as blowouts, fires, explosions and marine hazards. If any such event occurred, we could be subject to substantial financial losses due to personal injury, property damage, environmental discharge, or suspension of operations. The impact on us of one of these events could be significant. We do not presently have any insurance coverage as to such potential casualties and, even if we were to obtain such insurance coverage, there is no assurance that such coverage will be adequate to protect us against all operational risks.

Although we may purchase insurance at levels we believe to be customary for a company of our size in our industry, we are not fully insured against all risks incident to our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect our operations and financial condition.

We are dependent on retaining our senior management and key personnel.

To a large extent, we depend on the services of the founders of the company, and other senior management, advisors, joint partners and personnel. These individuals have critical and unique knowledge of our operations that facilitate the evaluation and acquisitions of existing and potential properties in Canada and Egypt. The loss of these experienced personnel could have a material adverse impact on our ability to compete in this region of the world. Except as to Mr. Pratt, we do not have any agreements with these individuals nor do we maintain any insurance against the loss of services by any of these individuals.

We will be required to rely upon services provided to us by third parties.

We expect to be totally dependant upon third-party providers to enable us to engage in all of our business activities. Such parties may include, but may not be limited to, consultants engaged to provide reserve calculations, seismic interpretation and, to the extent required, third party drilling contractors. Accordingly, we will be required to establish and maintain strategic relationships with a wide array of third party providers in order to engage in any meaningful business activity. If we are unable to establish and maintain relationships with such third party providers our business prospects will be impaired.

Our write-downs of the carrying values of oil and natural gas properties may adversely affect our earnings.

We are in the early stages of the exploration and development of unproven properties in Canada and Egypt. We have adopted the “full cost method” of accounting for acquisition, exploration and assessment of exploration properties. Early exploration and the costs including rights to explore, geological and geophysical studies, exploratory drilling and activities in relation to evaluating the technical and feasibility and commercial viability of extracting the oil and gas from the target properties are reasonably viewed necessary to evaluate and determine probable and proven reserves on the properties.

We currently have two full-cost pools, Canada and Egypt. Depletion and amortization of the full-cost pools will be computed using the units of production method based on proven reserves, if any, as determined by the aforementioned activities.

In accordance with the full cost method of accounting, all costs associated with oil and gas property development and investment are capitalized on a project-by-project basis pending determination of the feasibility of the project. Costs incurred include appropriate technical and administrative expenses but not general overheads. Investments in unproven properties and major development projects are not amortized until proven reserves associated with the projects can be determined. If an oil and gas property development project is successful, the related expenditures will be transferred to tangible assets and amortized over the estimated life of the reserves on a unit of production method. Where a project is abandoned or considered to be of no further commercial value to the company, the related costs will be written off.

Unevaluated oil and gas costs are assessed at each period end and where there are indications of impairment the related costs will be written off. The recoverability of unevaluated oil and gas costs is dependent upon the discovery of economically recoverable reserves, our ability to obtain necessary financing to complete the development of reserves and future profitable production or proceeds from the disposition of recoverable reserves.

Terrorist attacks and threats or actual war may negatively affect our business, financial condition and results of operations.

Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Recent terrorist attacks in the United States of America, as well as events occurring in response to or in connection with them, including future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States of America or its allies, or military or trade disruptions impacting our suppliers or our customers, may adversely impact our operations. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States of America. These occurrences could have an adverse impact on energy prices, including prices for our natural gas and crude oil production. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any or a combination of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

RISKS ASSOCIATED WITH THE OFFERING

We will require additional financing to sustain our operations and without it we will not be able to continue operations and our ability to obtain such additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Although we are paying the expenses related to this registration statement, we will not receive any of the proceeds from the sale of the shares by the Selling Shareholders; our future is dependent upon our ability to obtain financing. If we do not obtain such financing, we may have to cease our exploration activities and investors could lose their entire investment. There is no assurance that we will operate profitably or will generate positive cash flow in the future. We will require additional financing in order to proceed beyond the first few months of our exploration program. We will also require additional financing for the fees we must pay to maintain our status in relation to the rights to our properties and to pay the fees and expenses necessary to become and operate as a public company. We will also need more funds if the costs of the exploration of our mineral claims are greater than we have anticipated. We will also require additional financing to sustain our business operations if we are not successful in earning revenues. We currently do not have any arrangements for further financing and we may not be able to obtain financing when required.

There is no trading market for our common stock and if a market for our common stock does not develop, you may be unable to resell any of the shares acquired by you from the Selling Shareholders.

There is currently no trading market for our common stock and such a market may not develop or be sustained. We currently intend to have our common stock quoted on the OTC Bulletin Board upon the effectiveness of this registration statement of which this prospectus forms a part. In order to do this, a registered broker/dealer must file a Form 15c-211 to allow the broker/dealer to make a market in our shares of common stock. At the date hereof, we have not discussed such a filing with any such broker/dealer and are not aware that any broker/dealer has any such intention. Therefore we cannot provide our investors with any assurance that our common stock will be quoted for trading on the OTC Bulletin Board or a listing service or stock exchange, or if so quoted or listed, that a public trading market will develop. Further, the OTC Bulletin Board is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. If our common stock is not quoted on the OTC Bulletin Board or if a public market for our common stock does not develop, then you may be limited in your ability to resell the shares of our common stock that they have purchased and may lose all of your investment. You may be required to retain ownership of your shares indefinitely.

If a trading market for our common stock were to be established, the market price of our common stock may be significantly affected by factors such as actual or anticipated fluctuations in our operation results, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the shares of developmental stage companies, which may materially adversely affect the market price of our common stock as well as your ability to resell the shares that you may have acquired.

We have arbitrarily determined the offering price.

There has been no prior public market for our securities. We are offering the shares at a price of $0.50 per share which reflects the price at which the outstanding Warrants may be exercised. The price bears no relationship to earnings, book value or any other recognized criteria of value. Accordingly, you should not assume that you will be able to resell your shares at that price, if at all. Moreover, our shares of common stock will have little value unless our business plan is successful. Please refer to “Determination of Offering Price.”

Sales of a substantial number of shares of our common stock into the public market by the Selling Shareholders may cause a reduction in the price of our stock and purchasers who acquire shares from the Selling Shareholders may lose some or all of their investment.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the price of our common stock. After this registration statement is declared effective, the Selling Shareholders may be reselling up to 100% of the issued and outstanding shares of our common stock. At that time, a substantial number of our shares of common stock which have been issued may be available for immediate resale, which could have an adverse effect on the price of our common stock. As a result of any such decreases in the price of our common stock, purchasers who acquire shares from the Selling Shareholders may lose some or all of their investment.

Any significant downward pressure on the price of our common stock as the Selling Shareholders sell the shares of our common stock could encourage short sales by the Selling Shareholders or others. Any such short sales could place further downward pressure on the price of our common stock.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain future earnings, if any, to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize their investment. Investors seeking cash dividends should not purchase the shares offered by the Selling Shareholders pursuant to this prospectus.

Our management team does not have extensive experience in public company matters, which could impair our ability to comply with legal and regulatory requirements.

Our management team has had limited U.S. public company management experience or responsibilities, which could impair our ability to comply with legal and regulatory requirements, such as the Sarbanes-Oxley Act of 2002 and applicable federal securities laws including filing on a timely basis required reports and other required information. Our management may not be able to implement and affect programs and policies in an effective and timely manner that adequately respond to increased legal or regulatory compliance and reporting requirements imposed by such laws and regulations. Our failure to comply with such laws and regulations could lead to the imposition of fines and penalties and further result in the deterioration of our business.

We may conduct further offerings in the future in which case your shareholdings will be diluted.

Since our inception, we have relied on such equity sales of our common stock to fund our operations. We may conduct further equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If common stock is issued in return for additional funds, the price per share could be lower than that paid by our current stockholders. We anticipate continuing to rely on equity sales of our common stock in order to fund our business operations. If we issue additional stock, your percentage interest in us will be diluted. The result of this could reduce the value of your stock.

We may issue preferred stock which may have greater rights than our common stock.

We are permitted in our charter to issue up to 10,000,000 shares of preferred stock. Currently no preferred shares are issued and outstanding; however, we can issue shares of our preferred stock in one or more series and can set the terms of the preferred stock without seeking any further approval from our common shareholders. Any preferred stock that we issue may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. In addition, such preferred stock may contain provisions allowing them to be converted into shares of common stock, which could dilute the value of common stock to current shareholders and could adversely affect the market price, if any, of our common stock.

Our common stock is a "penny stock," and because "penny stock” rules will apply, you may find it difficult to sell the shares of our common stock you acquired in this offering.

Our common stock is a “penny stock” as that term is defined under Rule 3a51-1 of the Securities Exchange Act of 1934. Generally, a "penny stock" is a common stock that is not listed on a securities exchange and trades for less than $5.00 a share. Prices often are not available to buyers and sellers and the market may be very limited. Penny stocks in start-up companies are among the riskiest equity investments. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the U.S. Securities & Exchange Commission. The document provides information about penny stocks and the nature and level of risks involved in investing in the penny stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. Many brokers choose not to participate in penny stock transactions. Because of the penny stock rules, there is less trading activity in penny stocks and you are likely to have difficulty selling your shares.

As our business assets and all but two of our directors and officers are located outside of the United States, investors may be limited in their ability to enforce civil actions against our assets or our directors and officers.

Our business assets are located in Canada and Egypt and all but two of our directors and executive officers are residents of Canada. Consequently, it may be difficult for United States purchasers of the shares offered by the Selling Shareholders to effect service of process within the United States upon our assets or our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. Federal Securities Laws. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained did not have jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of our assets or our directors and officers resident in Canada predicated solely upon such civil liabilities.

Our compliance with changing laws and rules regarding corporate governance and public disclosure may result in additional expenses to us which, in turn, may adversely affect our ability to continue our operations.

Keeping abreast of, and in compliance with, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and, in the event we are ever approved for listing on either NASDAQ or a registered exchange, NASDAQ and stock exchange rules, will require an increased amount of management attention and external resources. We intend to continue to invest all reasonably necessary resources to comply with evolving standards, which may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. This could have an adverse impact on our ongoing operations.

Our proposed business raises potential conflicts of interests between certain of our officers and directors and us.

Certain of our directors are or may become directors of other oil and gas companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation by us and such other companies. In addition, directors may present potential prospects to such other companies rather than presenting the opportunities to us. We have not established any mechanisms regarding the resolution of any such conflict if it were to arise; accordingly, there is no assurance that any such conflict will be resolved in a manner that would not be adverse to our interest.

Moreover, since our inception, we have acquired our property interests from entities controlled by or in which certain of our shareholders and directors have or may have an interests. We did not seek to obtain an independent evaluation of the fairness of the terms and conditions related to our acquisition of these properties. Such terms and conditions may prove to be financially more onerous than if we had acquired such properties from unrelated third parties; and, ultimately may result in the loss of our interests in such properties.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward- looking statements by terminology such as "may," "will," “should,” “could,” “expects,” "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements include statements about:

•	Our market opportunity;
•	Our strategies;
•	Competition;
•	Expected activities and expenditures as we pursue our business plan; and
•	The adequacy of our available cash resources.

These statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations, those of our directors or officers with respect to, among other things: (i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. Although we believe that the expectations reflected in the forward-looking statement are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

The accompanying information contained in this prospectus, including the information discussed under the headings “Risk Factors,” “Plan of Operations” and “Description of Business and Property,” identify important factors that could adversely affect actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statement appearing above.

DETERMINATION OF OFFERING PRICE

The Selling Shareholders may sell their shares of our common stock at a price of $0.50 per share until shares of our common stock are quoted on the Over-the-Counter Bulletin Board, or listed for trading or quoted on any public market and thereafter at prevailing market prices or privately negotiated prices. The offering price of $0.50 per share has been set at the highest exercise price of our outstanding common share purchase warrants and does not have any relationship to any established criteria of value, such as book value or earning per share. Additionally, because we have no significant operating history and have not generated any revenue to date, the price of the common stock is not based on past earnings, nor is the price of the common stock indicative of the current market value of the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion.

Our common stock is presently not traded on any market or securities exchange and we have not applied for listing or quotation on any public market. Accordingly, you should also note that the exercise prices of the Warrants bear no relationship to our assets, earnings, book value or other criteria of value. The factors considered by management in determining the exercise prices of our common share purchase Warrants were:

•	the proceeds to be raised by the Warrants;
•	the amount of capital to be contributed by the Selling Shareholders in proportion to the amount of stock to be retained by our existing stockholders;
•	our relative cash requirements;
•	the absence of reserves at this time and oil industry conditions; and
•	the price we believe the Selling Shareholders were willing to pay for our stock.

USE OF PROCEEDS

We will incur all costs associated with this registration statement and prospectus. We will not receive any of the proceeds from the sale of the shares of our common stock being offered for sale by the Selling Shareholders.

However, we may receive up to $312,500 if the Selling Shareholders exercise all of the outstanding common stock purchase warrants. The Warrants have an exercise price of $0.50, and expire on April 18, 2008. Funds, if any, received by us from the exercise of the Warrants will be used for working capital purposes.
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

There currently exists no public trading market for our common stock, and we cannot assure you that such a market will develop in the future. In the absence of an active public trading market, an investor may not be able to liquidate his investment without considerable delay, if at all. If a market does develop, the price for our securities may be highly volatile and may bear no relationship to our actual financial condition or results of operation.

 We have no agreement with any broker or dealer to act as a market maker for our securities and there is no assurance that we will be successful in obtaining any market makers. The lack of a market maker for our securities could adversely influence the market for and price of our securities, as well as your ability to dispose of, or to obtain accurate quotations as to the price of, our securities.

At December 31, 2006, we had 34,486,310 shares issued and outstanding and 625,000 shares reserved for issuance upon exercise of the Warrants. The outstanding common stock was offered and sold in reliance upon exemptions from the registration requirements set forth in Securities Act. At December 31, 2006, we had 57 registered shareholders of our outstanding common stock. There are no shares reserved for issuance under any equity based compensation plan other than Mr. Pratt. Mr. Pratt became a director of our Company on October 2, 2006 and we agreed to pay him $6,000 a month in stock. The number of shares to be delivered is equal to the quotient obtained by dividing $6,000 by the prevailing market price of our stock, which is defined as the average closing price of our stock as quoted on the OTCBB or other exchange on which are stock is listed for trading, or if not so quoted or listed then the price at which we last offered and sold shares of our common stock.

We have agreed to register 18,364,310 shares under the Securities Act for sale by the Selling Shareholders. As of the date of this prospectus, our affiliates own 15,150,000 shares or approximately forty three point nine percent (43.9%) of our issued and outstanding shares. Pursuant to Rule 144, since the affiliates have held their restricted shares for more than one year, and commencing 90 days after we have become a reporting issuer and assuming compliance with the requirements of Rule 144, each such affiliate may sell, together with all sales of restricted and other securities of the same class for the account of the same person within the preceding three months, up to a maximum of one percent of the issued and outstanding shares of our company.

As of December 31, 2006 there were 34,486,310 shares issued and outstanding. Accordingly, an affiliate, generally, may sell up to 344,863 shares every three months. If the affiliates are acting in concert as a group, then all restricted securities that they sell will be combined in determining whether they have exceeded the maximum amount that could be sold.

All shares owned by affiliates will continue to be subject to the resale limitations imposed by Rule 144 for so long as such persons remain an affiliate of our company. Three months after they cease being affiliates of our company, sales may be made, after the two year period from the issue date, without limitations under Rule 144.

Our common stock is a “penny stock” as that term is defined under Rule 3a51-1 of the Securities Exchange Act of 1934. Generally, a "penny stock" is a common stock that is not listed on a securities exchange and trades for less than $5.00 a share. Prices often are not available to buyers and sellers and the market may be very limited. Penny stocks in start-up companies are among the riskiest equity investments. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the U.S. Securities & Exchange Commission. The document provides information about penny stocks and the nature and level of risks involved in investing in the penny stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. Many brokers choose not to participate in penny stock transactions. Because of the penny stock rules, there is less trading activity in penny stock and you are likely to have difficulty selling your shares.

Dividend Policy

We have never declared or paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future, but intend to retain our capital resources for reinvestment in our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors as the board of directors deems relevant. Our board of directors has the right to authorize the issuance of preferred stock, without further stockholder approval, the holders of which may have preferences over the holders of the common stock as to payment of dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the Financial Statements and Notes to those financial statements included in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including but not limited to, those discussed under “Risk Factors” and elsewhere in this prospectus.

Results of Financial Operations

We began operations on July 25, 2005. On September 29th, 2005 we acquired an option for a 20% working interest in the Egyptian Concession from Mogul Energy Ltd. (“MEL”) for $75,000. The costs of acquiring our interest in the Egyptian Concession are recorded as capital assets under the full cost method.

On November 8th, 2005, we acquired a 50% working interest in the Fairlight Prospect in South Eastern Saskatchewan. In May, 2006 we drilled and tested an exploratory well to penetrate all oil and gas intervals down to approximately 1600 meters in a locations designated as Fairlight 05-02-11-32 W1M. The drilling resulted in a dry hole. However, the drilling program indicated oil shows, on the basis of which we have decided to drill further wells, subject to rig availability, to test additional shallow zones on the Freehold Properties described below.

Aggregate capitalized drilling costs related to the dry hole were added to our capitalized costs to be amortized for 2006. This amount exceed the cost ceiling test for the Canadian cost pool, resulting in an impairment charge against operations during 2006 for the full aggregate cost of the well ($746,719).

We have also acquired the Freehold Properties, comprising freehold oil and gas leases to property in South Eastern Saskatchewan in relatively close proximity to the Fairlight Prospect. Expenses related to the acquisition of these lands amount to $441,103 up to December 31, 2006. These costs are also capitalized as tangible assets under the full cost method.

Expenses incurred up to December 31, 2006 also include $218,000 for professional fees such as accounting and legal costs, $98,000 for administrative expenses. Administrative expenses include employee's salaries, rent expense, office supplies, parking and other general costs. Executive compensation to our officers and directors amounted to $157,000. Travel and promotional activity incurred expenses of $118,000.

In January 2007, we settled a lawsuit existing at December 31, 2006 with Dr; Ghareeb Awad and Transpacific with the Company agreeing to pay $20,000 cash and 2,000,000 shares of it’s stock, which we estimated has a value of $800,000. This transaction resulted in an $820,000 charge to operations for 2006 and a corresponding increase of current liabilities in that amount as of December 31, 2006, significantly and negatively impacting current liabilities and operations for 2006. However, because $800,000 of this current debt will be paid with 2,000,000 shares of the Company’s common stock, the impact of this settlement on our capital resources and future operations is not expected to be significant, being limited to reducing cash by $20,000 and having a dilution effect for shareholders with respect to the 2,000,000 shares of the Company’s common stock.

To December 31, 2006 we had accounts payable of $394,836. Related party payables to December 31, 2006 were $384,530. We intend to meet our current financial obligations through the sale of equity securities or by arranging additional loans from certain of our shareholders and officers. However, currently we have no agreements with any person regarding such financing.

Capital Resources and Liquidity

The following table sets forth our anticipated capital expenditures, subject to available financing, over the next twelve months:

Canadian Property Interests (exploration activities)(1)	$400,000
Egyptian Concession (2)	$604,479
Administrative (3)	$300,000
Total	$1,304,479

(1) Primarily preliminary exploration and seismic activities on the Freehold Properties. Please refer to “Description of Our Business-Freehold Properties” below.
(2) Our portion of the anticipated exploration and seismic activities and the $2,000,000 drilling costs for the first well. This amount has been advanced by us to Dover Investments Limited pursuant to the terms of the Dover Farmout Agreement, as amended on April 13, 2006 and discussed in greater detail below under the caption“Description of Our Business-Egyptian Concession.”
(3) Includes regulatory compliance, legal and accounting costs, and operating expenses.

To date all of our funding has been generated through the sale of our common stock and from loans from our officers and directors and shareholders. During the next twelve months we anticipate that we will have sufficient funds to proceed only with our exploration work on the Egyptian Concession since these funds have already been advanced by us.

However, we do not have sufficient funds to continue our exploration activities or to commence drilling activities if our exploration activities result in the designation of drilling targets on the Freehold Properties during this period. We will seek to finance our proposed activities through December 31, 2007 on the Freehold Properties through the sale of equity securities, debt borrowings, a farm out of a portion of our interest in the properties, or a combination of the foregoing. If we do not obtain the funds necessary for us to continue our exploration program and/or subsequent drilling activities we may need to curtail or cease our operations until such time as we have sufficient funds. Moreover, we will be required to raise additional funds in order to pay for our anticipated administrative costs over the next 12 months.

We currently have no arrangements for such financings and can give you no assurance that such financings will be available to us on terms that we deem acceptable or at all. We believe that once we become a “reporting” company, our ability to raise funds will be enhanced.

Critical Accounting Policies

Note 2 to the December 31, 2006 audited financial statements summarizes our significant accounting policies. Implicit in the preparation of financial statements is the fact that materially different amounts could be recorded if the estimates and judgments used in preparing the financial statements change or if the actual results differ from these estimates and judgments. Critical accounting policies are those that may have a material impact on our financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimate is made. We consider the following to be its most critical accounting policies and estimates that involve the judgment for the preparation of our financial statements.

Oil and Gas Properties

We use the full-cost method of accounting for the exploration and assessment of its exploration properties. Under this method, we capitalize all costs associated with acquisition, exploration and development of oil reserves, including leasehold acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling of productive and non-productive wells into the full-cost pool on a country-by-country basis. We currently have two full-costs pools, Canada and Egypt.

The critical difference between the full cost method and the acceptable alternative “successful efforts method” of accounting is that under the successful efforts method, exploratory dry holes and geological and geophysical exploration costs are charged against earnings during the periods in which they occur; where, under the full cost method of accounting, such costs are capitalized as assets, pooled with the costs of successful wells and charged against the earnings of future periods as a component of depletion or amortization expense.

Also under the full cost method used by us, the costs of an abandoned well within the full-cost pools are added to cost accumulated for the successful wells within the full-cost pools and depleted or amortized on a unit of production method.

We completed our first exploratory well on our Fairlight Prospect in 2006; our lease with respect to the Fairlight Prospect will expire on March 31, 2007. Although the well was not successful in that no oil or gas reserves were discovered, because of the well’s proximity to our Freehold Properties, we believe that the information gathered from our drilling activities will be of assistance in planning our exploration and drilling activities on the Freehold Properties. We do not intend to renew the Lease once expired or otherwise continue exploration activities on the Fairlight Prospect. The aggregate costs of this dry hole ($764,719) was added to our amortization base during 2006. This new amortization base exceeded the cost ceiling test for our Canadian cost pool, resulting in an impairment charge during 2006 for the full aggregate cost of the exploration well.

At December 31, 2006, the capitalized costs attributable to unproved properties, classified in the balance sheet as exploration and assessment, was $ 591,116. These costs are not currently being amortized or depleted. As exploration and development work progresses and the reserves on these properties are proven, capitalized costs attributable to the properties will be subject to amortization or depletion.

Our properties in both Egypt and Canada are unproven and finding proven reserves is a significant uncertainty with respect to the full cost method of accounting. If we are unable to find, through our exploration activities, proven commercially viable oil and gas reserves the cost now capitalized under the full cost method will be expensed, which will have a significant negative impact on the financial condition of the Company. We may not be able to find viable oil and gas reserves because our exploration activities are unsuccessful or because we are unable to complete our exploration due to insufficient financing.

Asset Impairments

We assess the impairment of property and equipment each year and when circumstances arise where it becomes apparent that the carrying value may not be recoverable. Based on the results of our ceiling tests, the December 31, 2006 balance sheet assets, exploration and evaluation, exceeded the full cost method allowable ceiling for the Canadian cost pool portion, and was reduced by $764,719, an impairment expense.

Reclamation Liabilities

Our policy is to accrue the liability for future reclamation costs of its mineral properties based on the current estimate of the future reclamation costs based on management's best estimate. We believe there were no material reclamation liabilities at December 31, 2006.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”), a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R), which we expect to adopt in the first quarter of 2006, is generally similar to Statement 123; however, it will require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Thus, pro forma disclosure will no longer be an alternative to financial statement recognition. We do not believe the adoption of Statement 123(R) will have a material impact on our results of operations or financial position.

DESCRIPTION OF OUR BUSINESS AND PROPERTIES

Overview

We are a Delaware corporation formed on July 25, 2005; we are an exploratory stage, independent energy company established to take advantage of the low cost acquisition opportunities near other producing and proven oil fields. Since our formation, we have engaged in only limited activities related to our acquisition of our property rights and financing activities. To date, we have not generated any operating revenues.

We have only recently commenced our drilling program. We have yet to establish any reserves on our properties. The first well we drilled on the Fairlight Prospect was completed on May 29, 2006 and resulted in a dry hole. We expect to continue our drilling program on the Freehold Properties. Because of the Fairlight Prospect’s proximity to our Freehold Properties, we believe that the information gathered from our drilling activities will be of assistance in planning our exploration and drilling activities on the Freehold Properties.

Our Offices

Our corporate office is located at 520 Pike Street, Suite 2210, Seattle, Washington 98101. Our telephone and facsimile numbers at that office are, respectively, (206) 357-4220 and (206) 357-4211. Currently, these facilities are provided to us by The Law Office of Mussehl and Khan, a law firm operated by two of our directors, for a charge of $390 per month pursuant to a Office Space Lease dated September 23, 2005 and renewed on September 23, 2006 for a term of one year for a charge of $425.00 per month We also conduct administrative work from our office located at 1111 - 207 West Hastings Street, Vancouver, BC. As our business activities continue, we anticipate that we will be required to pay a pro rata share of the rent incurred for the facilities that we occupy or may lease larger facilities depending upon our needs.

Strategy

Our strategy is to expand through an aggressive plan of development of our current properties and, if warranted, the acquisition and development of properties that have:

▪	Low entry cost as measured on a dollar per barrel for proven and potential reserves;
▪	Ready access to infrastructure allowing for production within a short time period without significant capital commitments; and
▪	Ready access to local and export markets without the need for immediate investment in pipeline construction projects.

Initially, we intend to use of third-party providers to engage in most if not all of our oil and gas producing activities.

We have obtained certain rights to explore for oil and gas in the Egyptian Concession, situated in the Gulf of Suez, Egypt. These rights were transferred and assigned to us by MEL, a related party, for $75,000. Please refer to “Certain Relationships and Related Transactions.”

Our Resource Properties

We have interests in properties located in Canada and Egypt. We have not established reserves on any of our properties at this time. At such time, if ever, that we make estimate of reserves there can be no assurance that we will realize the amounts estimated to be obtainable. Reserve estimates for oil and gas reserves that may be reported by us are dependent on many assumptions that may ultimately turn out to be inaccurate. As a result, our actual revenues, if any, based on such estimates may be substantially different from any estimates that we use in calculating the reserve values.

The Canadian Property Interests

In Canada we have two projects available for exploration of hydrocarbons at this time. They are the Fairlight Prospect and the Freehold Properties.

The Fairlight Prospect

Pursuant to a farmout agreement dated as of November 8, 2005 (the “Fairlight Agreement”), we acquired a 50% working interest in Saskatchewan Petroleum and Natural Gas Lease No. PN 46794 (the "Lease "), which we have referred to as the Fairlight Prospect, from MEL, which in had acquired a 100% of the Fairlight Prospect from Avir Enterprises Ltd. on September 8, 2005. Pursuant to an agreement dated April 14, 2005 (the “Transpacific Agreement”) between MEL and Transpacific Petroleum Corp. (“ Transpacific”) MEL assigned a 25% carried interest to Transpacific. MEL retains a 25% carried interest in the Fairlight Prospect. We obtained an extension of the Lease term from March 31, 2006 to March 31, 2007 from the Province of Saskatchewan's department of Industry and Resources. Both MEL and Transpacific are private companies incorporated under the laws of the Province of British Columbia.  Please refer to“Certain Relationships And Related Transactions” and“Legal Proceedings.”

Initially, under the terms of the Fairlight Agreement, in consideration of the assignment to our Company by MEL of a fifty percent (50%) working interest in the Fairlight Prospect (and the Freehold Properties described below), we agreed that until such time as we drilled a successful well or abandoned a drilled well, we would be responsible for the payment of one hundred percent (100%) of all expenses, costs of drilling and completion of exploratory and development wells, all production facilities, and field offices pertaining to the Fairlight Prospect, and the costs of abandoning the well(s) if there is no discovery. Thereafter, all parties would be responsible for their proportionate share of development and production costs. This means that except for cost of the acquisition of the Freehold Properties and seismic activities, we, Transpacific and MEL are each responsible for any further investments and costs with respect to the exploration and development of the Canadian Property Interests, in accordance with our respective participation interests.

Contractual Commitments and Initial Drilling Program

To date, we have fulfilled our contractual drilling requirements, having drilled one dry well on the Fairlight Prospect. The well was completed on May 29, 2006. In accordance with the terms of the Fairlight Agreement we were responsible for the payment of all of the costs of drilling and abandonment of the well. Our Fairlight 2-5-11-32 W1 well tested the potential of the three shallow reservoirs of Lodgepole, Bakken and Birdbear, as well as the deeper Winnipegosis Reefs. On May 28, 2006 the drill stem tests of the Fairlight Prospect were concluded. No hydrocarbons were recovered although certain shows were encountered during drilling. The well has been plugged and abandoned. Data gained from the well is being evaluated to determine further exploration plans.

The Lease will expire on March 31, 2007. Because of the Fairlight Prospect’s proximity to our Freehold Properties, we believe that the information gathered from our drilling activities will be of assistance in planning our exploration and drilling activities on the Freehold Properties. We do not intend to renew the Lease once expired or otherwise continue exploration activities on the Fairlight Prospect

Freehold Properties

Pursuant to the terms of the Fairlight Agreement we also obtained our the right to acquire a 50% interest in the Freehold Properties; at the time, under the agreement, we had the right to acquire certain leases covering approximately 14,000 acres in Province of Saskatchewan; we have since exercised our option under sixty-eight (68) separate freehold oil and gas leases covering 9,300 acres situated in South East Saskatchewan.

On January 24, 2007 Transpacific, as part of the Settlement Agreement, assigned to us its twenty five (25%) percent interest in the Freehold Properties as well as all of its right title and interest in and to certain other leases relating to properties situated in South East Saskatchewan (the “Additional Freehold Properties”). Please refer to “Legal Proceedings.”

By agreement dated January 24, 2007, in consideration of the issuance to MEL of 1,000,000 shares of our common stock, MEL assigned to us its twenty five (25%) percent interest in the Freehold Properties as well as all of its right title and interest in and to Additional Freehold Properties.

We now have a one hundred (100%) interest in the Freehold Properties. Provided we are able to secure additional financial resources through the sale of equity or debt securities or by arranging loans from certain shareholders and officers we will attempt to secure additional leases in order to increase our land holdings. However, at this time, we have no arrangements for such loans with any of our shareholders or officers and directors. To the extent that we elect to make the required payments on the leases pertaining to the Additional Freehold Properties, such leases will become part of the FP Leases.

The Freehold Properties consist of 68 Petroleum and Natural Gas Leases (the “FP Leases”) entered into with freehold land owners (the “Lessors”) covering approximately 9,300 acres. The FP Leases are for a three year term; each FP Lease required the payment of an upfront lump sum rental payment (as well as a consideration payment) and requires us to a 15% royalty. Royalties to the Lessors consist of 15% of all leased substances produced, saved and sold, or used by us less any expenses reasonably incurred (including a reasonable rate of return) for separating, treating, processing, comprising and transporting leased substances to the point of sale beyond the wellhead. To date no royalty payments have been required to be made. We made aggregate lump sum rental payments of $17,892 Canadian ($16,045 US) and consideration payments of $ 283,629 Canadian ($254,253 US). On September 29, 2006 the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank was $1.00 US= $1.1151 Canadian. There is no obligation to do any work on the leased lands. The FP Leases with the respective land owners were entered into from October 2005 through to February 2006 and each has a three year term.

Geographic Setting

Both the Fairlight Prospect and the Freehold Properties are located in the South East area of the Province of Saskatchewan 250 kilometers south east of Regina, the Provincial capital. The Freehold Properties are approximately 130 kilometers north of the border between North Dakota and Saskatchewan.

Geological Background

We believe the Freehold Properties may have potential for light oil production (41 API), as indicated by the current production from nearby wells. The current production in the area is the shallow Devonian-Birdbear Dolomite reservoir of Parkman Field that is located 12 miles towards the southwest of the Fairlight Prospect. Two other potential shallower targets in the area have tested the same type of light oil in adjacent dry holes namely, the Mississipian-Lodgepole Carbonates (Sourice Valley) and the Devonian-Bakken Sands and Shales that are very prolific producers in the North Dakota and the Montana side of Williston basin and in South East Saskatchewan.

You should note that proximity of our properties to these producing areas is no assurance that we will establish any reserves on the Canadian Property Interests..

Over the next six to twelve months our plans for our Freehold Properties involve preliminary mapping to achieve a fuller understanding of the geological setting, seismic acquisition through lead and prospect areas and the identification of drilling prospects. We anticipate that the cost of this work through December 31, 2007 to be $400,000.

Our current cash reserves are not sufficient to permit us to complete this work, pay for our administrative costs (including legal and accounting fees estimated to approximately $75,000 over the next twelve months), and to conduct drilling activities, as, if and when, drilling prospects are identified. Also, there is no assurance that any of the Warrants will be exercised, and, even if exercised the proceeds of the Warrants will not be sufficient to permit us to commence drilling operations. To the extent that our existing cash reserves are insufficient, we will seek to finance our proposed activities through December 31, 2007 through the sale of equity securities, debt borrowings, a farm out of a portion of our interest in the Freehold Properties, or a combination of the foregoing. We currently have no arrangements for such financings and can give you no assurance that such financings will be available to us on terms that we deem acceptable or at all. If we do not obtain the funds necessary for us to continue our exploration program and/or subsequent drilling activities we may need to curtail or cease our operations.

THE EGYPTIAN CONCESSION

Acquisition, Background and Prior Exploration/Drilling Activity

Dover Investments Limited ("Dover") has, pursuant to the terms of the Concession Agreement for Petroleum Exploration and Exploitation (the "Concession Agreement") between Dover, the Arab Republic of Egypt and the Egyptian General Petroleum Corporation (“EGPC”) dated July 18, 2002, certain rights and interests for the exclusive exploitation of petroleum and natural gas in and throughout the East Wadi Araba area of the Gulf of Suez (the "Egyptian Concession").

Pursuant to a Binding Farm-Out Agreement dated August 6, 2005 (the “Dover Farmout Agreement”) by and among Dover, MEL, Transpacific and Dr. Ghareeb M. Awad, Dover assigned, subject to the satisfaction of certain conditions, an aggregate of 85% of its interests and rights in and to the Concession Agreement to MEL. Transpacific and Dr. Awad, the controlling stockholder of Transpacific, are sometimes collectively herein referred to as the “Transpacific Group.” Under the terms of the Dover Farm-Out Agreement Dover will retain a 15% carried interest in the Concession Agreement.

Subsequently, by agreement dated August 7, 2005 between Transpacific and MEL (the “August 7th Agreement”), MEL assigned, subject to the terms of the Dover Farmout Agreement a 25% carried interest in the Concession Agreement to Transpacific in consideration of (a) Transpacific’s future technical assistance in developing the Egyptian Concession and (b) the Transpacific Group’s undertaking, as set forth in the Dover Farmout Agreement, to release Dover and its directors, officers and affiliates from any claims which the members of the Transpacific Group may have against Dover.

Under the terms of the Dover Farmout Agreement, MEL or it’s assignee(s), prior to or on April 6, 2006, were required to issue or cause to be issued to or for the benefit of Dover or EGPC a letter of guarantee in a form and content that is acceptable to Dover or EGPC from a major bank in Egypt in the amount of Two Million (US$2,000,000) US Dollars to secure MEL’s, or it’s assignee(s), obligations under the Dover Farmout Agreement for the drilling of its two well obligation. The assignment is further subject to obtaining the approval of the EGPC which, to date, has not yet been obtained. Within one week of the issuance of the letter of guarantee to EGPC or Dover, Dover will apply for the consent of the Arab Republic of Egypt to assign 85% of the Concession Agreement to MEL or its assignee(s) in accordance with the terms of the Dover Farmout Agreement.

By agreement dated September 29, 2005 (the “September 29th Farmout”) we have been assigned by MEL, subject to the terms and conditions of the Dover Farmout Agreement and the August 7th Agreement a twenty (20%) working interest, in the Concession Agreement; under the terms of the September 29th Farmout we are responsible for providing 1/3rd of the $2,000,000 letter of guarantee, which we have provided, as stipulated above. The funds deposited for the $2,000,000 letter of guarantee are to be applied towards drilling the first of two wells in the Egyptian Concession in the Gulf of Suez in the Arab Republic of Egypt. Under the terms of the September 29th Farmout we are responsible for providing 1/3 of the overall estimated $4,000,000 cost for drilling two wells in the Egyptian Concession and for an office in Cairo and a field office as part of the costs of developing the Egyptian Concession.

On April 13, 2006, the Dover Farmout Agreement was amended so that the Letter of Guarantee originally required was replaced with an obligation to deposit $2,000,000 with an escrow agent. In satisfaction of the aspect of the amended agreement, $2,000,000 was deposited with an escrow agent on April 21, 2006, the Company contributing $667,000 and Sea Dragon Energy Inc. (“Sea Dragon”) contributing $1,333,334. The $2,000,000 has since been advanced to Dover, as the operator of the Egyptian Concession.

After the April 13, 2006 amendment of the Dover Farmout Agreement, the participation interests in the Egyptian Concession were as follows:

Mogul	20% Working-interest
Sea Dragon (1)	40% Working-interest
Transpacific	25% Carried-interest
Dover	15% Carried-interest

1. By agreement dated October 1, 2005 (the “October 1st Farmout”) MEL assigned, subject to the terms and conditions of the Dover Farmout Agreement, 1/3rd of its 40% working interest in the EWA Concession to Woodgreen International Holdings Ltd. (“Woodgreen”) and 1/3 of its 40% working interest in the EWA Concession to Yellowfern Continental S.A. (“Yellowfern”). Each of Woodgreen, Yellowfern and MEL assigned their respective 1/3 interests to Sea Dragon by agreement dated April 5, 2006.

Our rights in and to the Egyptian Concession are subject to our obtaining governmental approval; if such approval is not obtained (or if obtained, subsequently revoked), our planned operations may be substantially curtailed. On May 30, 2006, a Deed of Assignment was submitted for governmental approval regarding our 20% working interest in the Egyptian Concession and we have, to date, not yet received a response. Our interest in the exclusive concession for the exploitation of petroleum and natural gas in and throughout the Egyptian Concession is governed by the Concession Agreement and those other licenses and agreements that maybe required thereunder, but which are unknown to us at this time. We can provide no assurance that we will be able to maintain any existing license or agreement or that any existing license or agreement may not be materially varied or that we will be able to acquire any required license or agreement, and if any of our existing licenses or agreements are varied or if we are not successful in maintaining and acquiring other necessary licenses or agreements we may be forced to terminate or curtail our business efforts in Egypt.

The Concession Agreement

The Concession Agreement was awarded by the Government of Egypt based upon a competitive bidding process. It is a production sharing contract and obligates the concession holder to carry out an exploration program over a specific time period and to spend a minimum amount to fulfill work obligations and develop any economic discoveries within the Egyptian Concession. If production is established, the concession holder can recover exploration and development expenditures out of the oil production, with the remaining revenues divided in accordance with the terms of the Concession Agreement.

The Concession Agreement was passed into Egyptian law on September 18, 2002 and the advertising thereof occurred on approximately July 18, 2002. Time periods under the Concession Agreement begin to run from the date of advertisement of the passage of the Concession Agreement into Egyptian law.

Contract Terms of the Concession Agreement are as follows:

Location:	Gulf of Suez
Effective Date:	July 18, 2002
Agreement:	Production Sharing Contract
Governing Law:	Egyptian
Signature Bonus:	U.S. $300,000
Concession Awarded To:	Dover Investments Limited
Concession Area:	294.5 square kilometers
Total Exploration Periods:	Three (3 years, 2 years, 2 years)
Expenditure & Work Commitment:	U.S. $3.5 million and two wells (First Period)

First Exploration Period
Term:	Three (3) years
Financial Obligation:	U.S. $3.5 million	(Done)
Work Obligation:	Two (2) wells	(Done)
Relinquishment:	25% of area not developed	(Done)

Second Exploration Period
Term:	Two (2) years
Financial Obligation	U.S. $4.0 million	(Done)
Work Obligation:	Two (2) wells	(1well drilled)
Relinquishment:	25% of area not developed

Third Exploration Period
Term:	Two (2) years
Financial Obligation	U.S. $4.5 million

Work Obligation:	Two (2) wells
Relinquishment:	Total relinquishment of all
Undeveloped acreage

Development & Operating Period
Development Lease Term:	Twenty (20) years

Production Bonuses (non- cost recoverable)	U.S. $2.0 million @ production rate of greater than 25,000 bopd and less than 50,000 bopd
U.S. $ 4.0 million @ production rate Of greater than 50,000 bopd

Cost Recovery Petroleum:	30 percent; excess to profit split

Production Sharing:
Crude Oil, Gas, and LPG	EGPC	Contractor
Up to 25,000 boepd	75%	25%
In excess of 25,000 boepd	80%	20%

Recovery of Exploration Expenditures:	25% annually
Recovery of Development Expenditures:	25% annually
Recovery of Operating Expenditures:	in the quarter expended

To date, expenses of approximately $7,500,000 have been incurred by Dover. Mogul will be entitled to recover 20% of all past and future costs, including costs incurred by Dover, subject to a commercial discovery and production revenues being generated.

Geographic Information

The Egyptian Concession is located in the Gulf of Suez and is part of the sovereign territory of the Arab Republic of Egypt; originally it covered approximately 393 square kilometers; however, pursuant to the terms of the Concession Agreement 25% of the undeveloped acreage has been relinquished resulting in 295 square kilometers of remaining acreage for exploration.

The Gulf of Suez is generally ranked as potentially one of the most prolific oil producing areas in the world, as evidenced from the amount of proven oil reserves and potential reserves.

Exploration and production of oil from the Gulf of Suez had started in the late eighteenth century and had resulted in the discovery of a large number of fields, that includes five of the largest super giant oil fields of the world namely, Belayim, Morgan, October, July and Ramadan. Oil produced from those six fields alone has exceeded 5 billion barrels, with an additional 3-4 billion barrels left to be recovered.

You should note that proximity to these producing areas is no assurance that we will establish any reserves on the Egyptian Concession.

Geological Information

The Egyptian Concession within the Gulf of Suez Sedimentary Rift Basin, which has produced close to five billion barrels of oil since 1957. Of course proximity of the Egyptian Concession to these producing fields provides no assurance that we will establish any reserves on the Egyptian Concession. The sediments in the main deposit centers are widely distributed at levels of different geological times featuring favorable petro-physical characteristics. The geologic sequence can be divided into two distinct stratigraphic and structural systems: The Pre-rifting (Pre-Miocene) system and the Rifting (Miocene) system. The reservoirs in the Egyptian Concession with the most potential are the Belayim, Kareem, Rudies and Nubia formations.

The stratigraphic and tectonic evolution of the Gulf of Suez can be divided into two main episodes namely, the Pre-Miocene and the Post-Miocene. The Gulf of Suez is an extension of the Red Sea and the East African Rift Valley. The early deposits in the region were predominantly continental Paleozoic sands and shales that are collectively called the Nubia Group of sediments. During the Cretaceous there was a major transgression of the sea that had resulted in the deposition of a sequence of open to restricted marine carbonates and shales deposits, that presented a major source for generating large quantities of oil in the basin. The Cretaceous strata were later elevated and exposed to severe erosion that continued until the early Miocene and had resulted in the development of a major unconformity between the Cretaceous and Tertiary rock sequences.

During the Miocene times, the entire region suffered a very major tectonic event that had resulted in the rifting of the area and the fast accumulation of thick deep to shallow marine sequence of sediments. The active subsidence of the Miocene depositional basin had resulted in the deposition of, sometimes very thick deposits of Halites and Anhydrites, representing a major cap rock for the Miocene reservoirs and had resulted in the higher than normal Gulf of Suez, Gulf of Aqaba and Red Sea geothermal gradient. The abnormally high temperatures of the basin were a very major factor in cooking and maturing the very rich Miocene and older Cretaceous source rocks in the area and the generation of huge amounts of proto-oils that migrated through the basin to be matured and trapped in a relatively short geologic time.

Proposed Exploration Program

Our objective is to drill and complete or abandon two wells to test the entire geologic sequence down to the Nubia or 9,000 feet, whichever comes first and spend our 1/3rd portion of a minimum amount of four million US dollars ($4,000,000 US) in the drilling and testing of the two wells. In the event of a commercial discovery, we shall pay at our expense our 1/3rd portion of all costs to put the wells into production. It is expected that the two test wells will be shallow (5,000-6,000 vertical depth) and will be located either close to shore or in shallow water.

Pursuant to the Extension Agreement dated and delivered January 24, 2007 the deadline to complete the first well to the approval of EGPC was extended to July 31, 2007, and the deadline for the drilling of the second and third wells was extended to July 31, 2009, subject to the approval of the ARE and EGPC.

We have not commenced any operations with respect to the Egyptian Concession.

LEGAL PROCEEDINGS

Except as set forth below, we are not a party to any material legal proceedings and there are no material legal proceedings pending with respect to our property.

A Statement of Claim was filed by Ghareeb Awad and Transpacific (the “Plaintiffs”) against the Company and MEL regarding the Canadian Property Interests and the Company, MEL and Sea Dragon regarding the Egyptian Concession in the Supreme Court of British Columbia in Vancouver, British Columbia (the BC Courts”) on October 20, 2006. The Plaintiffs’ Statement of Claim sought, among other things damages for breach of contract regarding the Fairlight Prospect in the sum of $5,000,000 Canadian, damages, damages for libel and slander in the sum of $5,000,000 Canadian; the payment of US$60,000 to Awad as consulting fees with respect to the Egyptian Concession, an interlocutory and permanent injunction to prevent unlawful submission of a deed of assignment to EGPC that does not include TransPacific, the nullification of the Dover Farmout Agreement and the August 7th Agreement, punitive damages and a general accounting of the funds raised by us and MEL.

After reviewing the Statement of Claim and consulting with our Canadian counsel, we do not believe the allegations to be meritorious and intend to vigorously defend the actions and to assert all appropriate counterclaims. At this stage of the litigation, our counsel has successfully filed a motion material requesting that the BC Courts stay the action, effectively ending any further action in the British Columbia Courts and remand the matters for arbitration as provided in our agreement with Transpacific. In the motion materials, we have generally addressed our expected defenses; the BC Courts granted our application. The effect of the stay is that the Plaintiffs can take no further steps in the litigation. Essentially, the Court has refused to take jurisdiction of the matter. There has been no pronouncement on the merits of the case. The case as pled cannot be heard by the British Columbia Courts. We were awarded costs. The Plaintiffs’ right to appeal the BC Court’s ruling expires on January 31, 2007.

We subsequently entered into a settlement agreement dated January 24, 2007 (the “Settlement Agreement”) with Transpacific and Awad pursuant to which the Transpacific and Awad, in consideration of the issuance to them of an aggregate of 3,000,000 shares of our common stock have:

•	Discontinued their Statement of Claim against us;
•	Executed general releases in our favor;
•	Assigned to us Transpacific’s 25% interest in the Freehold Properties;
•	Assigned to us all of Transpacific’s interest in and to certain designated leases in the Province of Saskatchewan, Canada; and
•
Subject to any necessary or desirable approvals of ARE and EGPC, signed the Extension Agreement dated and delivered as of January 24, 2007, extending until July 17, 2007 the deadline to complete the first well to the approval of EGPC, and extending until July 17, 2009 the deadline to complete the second and an additional third well to the approval of EGPC.

We are not aware of any legal proceedings contemplated by any governmental authorities involving either us or our property.

MANAGEMENT
The following table and text set forth the names and ages of all directors and executive officers of the Company as of the date of this prospectus. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the discretion of the Board of Directors, and are appointed to serve by the Board of Directors. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Name	Age	Position	Held Position Since
Naeem Tyab	41	President and Director	September 29, 2005
Ernie Pratt	57	Director	October 2, 2006
Sohail S. K. Kiani	45	Executive Vice President	September 29, 2005
Robert C. Mussehl	69	Director	August 11, 2005
Mohammad Khan	30	Treasurer	September 29, 2005

Business Experience and Educational Background

The following represents a summary of the business history of each of the named individuals for the last five years:

Mr. Naeem Tyab - President and Director

Mr. Tyab has been the president and a director of the Company since September 29, 2005. Between April 2002 and prior to his appointment as president of our Company Mr. Tyab acted as an independent consultant to a number of public and private oil and gas companies in relation to their financing and acquisition activities. Prior thereto and from December 1997 to March 2002, Mr. Tyab was involved in the venture capital and investment banking industry in his capacity as a registered representative for a Canadian based securities dealer.

 Mr. Sohail S. K. Kiani - Executive Vice President

Mr. Kiani has been the executive vice president of the Company since September 29, 2005. For the previous four years Mr. Kiani has been an independent financial services consultant specializing in the energy sector. In addition, from July 2001 to October 2005, Mr. Kiani was a director and executive vice president for Oracle Energy Corp. (TSX:V). Mr. Kiani graduated from the University of Massachusetts with a Bachelor degree.

Mr. Ernie Pratt - Director

During the past 5 years Mr. Pratt has acted as President of Lateral Development Group Ltd., a technical consulting company focused on Canadian and International oil and gas exploration projects. Mr. Pratt has in excess of 32 years experience in development and management of oil and gas exploration and development programs in Canadian frontier areas, in western Canada and internationally. Mr. Pratt graduated from the University of Alberta with a Masters of Science Degree with specialization in Geology. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the American Association of Petroleum Geologists.

Mr. Robert C. Mussehl - Director

Since 2004 Mr. Mussehl has been a principal partner in the law firm of Mussehl and Khan, located in Seattle, Washington. Mr. Mussehl’s practice involves the representation of injured persons, medical negligence and sports law. For the prior three years, from 2000 to 2003, Mr. Mussehl practiced personal injury law with Mussehl and Rosenberg in Seattle, Washington. Mr. Mussehl holds a B.A. in Political Science from American University in Washington, DC and a J.D. from American University School of Law.

Mohammad Khan - Treasurer

Since 2004, Mr. Khan has been a principal partner in the law firm of Mussehl and Khan located in Seattle, Washington. Mr. Khan's practice involves corporate law and business immigration. From 2003 to 2004, Mr. Khan practiced law with the firm of Choquette Law Group, in Seattle, Washington. From1999 to 2002, Mr. Khan attended Seattle University School of Law in Seattle, Washington where he obtained his J.D. Mr. Khan also holds a B.A. in History from University of Washington.

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. We do not compensate our directors for service on the board of directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the board of directors and each executive officer serves at the discretion of the board of directors. We do not have any standing committees at this time.

Family Relationships

There are no family relationships among any of our directors, executive officers and other key personnel and us other than Naeem Tyab and Mohammad Khan who are cousins. Mr. Parvez Tyab, who owns the largest number of our issued and outstanding shares, is Naeem Tyab’s brother and President of MEL. Please refer to “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.”

Involvement in Certain Legal Proceedings

During the past five years none of our directors, executive offices, promoters or control persons was:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Directors

Our Board of directors consists of three members. Directors serve for a term of one year and stand for election at our annual meeting of shareholders. Pursuant to our Bylaws, any vacancy occurring in the Board of directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders. If there are no remaining directors, the vacancy shall be filled by the shareholders.

At a meeting of shareholders, any director or the entire Board of directors may be removed, with or without cause, provided the notice of the meeting states that one of the purposes of the meeting is the removal of the director. A director may be removed only if the number of votes cast to remove him exceeds the number of votes cast against removal.

Committees

All proceedings of the board of directors for the year ended December 31, 2005 and the nine (9) months ended September 30, 2006, were conducted by resolutions consented to in writing by the board of directors and filed with the minutes of the proceedings of the directors. Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

Audit Committee Financial Expert

Our board of directors has determined that we do not have a board member that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, nor do we have a board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules.

We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The board of directors of our company does not believe that it is necessary to have an audit committee because management believes that the functions of an audit committee can be adequately performed by the board of directors. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted given the stage of our development and the fact that we have not generated any positive cash flows from operations to date.

Compensation of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings.

In the year ended December 31, 2006 we paid Mr. Pratt an aggregate of $24,000, comprised of $6,000 in cash and $18,000 in stock (45,000 shares). Please refer to “Executive Compensation.”

We did not pay any other director's fees or other cash compensation for services rendered as a director for the period from July 25, 2005(date of inception) to December 31, 2005 and for the year ended December 31, 2006. We pay Naeem Tyab for his services to our Company as our president. Please refer to “Executive Compensation.”

Except as set forth above, we have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

 EXECUTIVE COMPENSATION
The following table summarizes the compensation of our President (Principal Executive Officer) and other officers and directors who received compensation during the period from July 25, 2005 to (inception) to December 31, 2005, from January 1, 2006 to December 31, 2006.

SUMMARY COMPENSATION TABLE
Name and principal position	Year 12/31	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Naeem Tyab (1) President	2005 2006	$24,000 $72,000	0 0	0 0	0 0	0 0	0 0	0 0	$24,000 $72,000

Sohail S. K. Kiani (2) Executive Vice President	2005 2006	$16,000 $ 8,483	0 0	0 0	0 0	0 0	0 0	0 0	$16,000 $8,483

Ernie Pratt (3) Director	2005 2006	0 $ 6,000	0 0	0 $18,000(4)	0 0	0 0	0 0	0 0	0 $24,000

Robert C. Mussehl (5) Director	2005 2006	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

Mohammad Khan (6) Treasurer	2005 2006	$14,000 $42,000	0 0	0 0	0 0	0 0	0 0	0 0	$14,000 $42,000

(1) Effective as of September 29, 2005.
(2) Effective as of September 29, 2005.
(3) Effective as of October 2, 2006.
(4) We have agreed to pay Mr. Pratt $2,000 a month in cash and $6,000 a month in stock. The number of shares to be delivered is equal to the quotient obtained by dividing $6,000 by the prevailing market price of our stock, which is defined as the average closing price of the company’s stock as quoted on the NASD OTCBB or such other exchange on which the company’s stock may be quoted or listed for trading for the five trading days prior to the last business day of the calendar month, or if not so quoted or listed then the price at which we last offered and sold shares of our common stock($0.40). The 45,000 shares were issued to Mr. Pratt in respect of his 2006 compensation.
(5) Effective as of August 11, 2005.
(6) Effective as of September 29, 2005.

During the year ended December 31, 2006 we also paid Mogul Energy Ltd., which is wholly-owned by Parvez Tyab, a controlling stockholder and brother of our president, Naeem Tyab, $48,619 for administrative and consulting services. Please refer to “Certain Relationships And Related Transactions.”

We lease office space in Seattle, Washington, from The Law Office of Mussehl & Khan, a law firm in which Mohammad Khan (one of our officers) and Robert C. Mussehl (one of our directors) are partners. The lease payments are currently $425 per month. The office lease may be terminated by either party upon 30 days notice to the other. Please refer to “Certain Relationships And Related Transactions.”

Employment Contracts and Termination of Employment

On September 29, 2005, the Company agreed to pay its executive officers an aggregate of $10,000 per month. No compensation expense was recorded for the period from July 25, 2005 (inception) to the year ended December 31, 2006. There are no employment contracts or agreements between us and our officers other than an agreement with Ernie Pratt dated October 2, 2006. Mr. Pratt became a director of our Company on October 2, 2006 and we have agreed to pay him $2,000 a month in cash and $6,000 a month in stock. The number of shares to be delivered is equal to the quotient obtained by dividing $6,000 by the prevailing market price of our stock, which is defined as the average closing price of our stock as quoted on the OTCBB or other exchange on which are stock is listed for trading, or if not so quoted or listed then the price at which we last offered and sold shares of our common stock. The remaining $2,000 per month is payable by check. We have also agreed to reimburse Mr. Pratt for all expenses incurred while acting on our behalf and to grant him 250,000 stock options at such time as our shareholders approve our 2007 incentive stock option plan. We do not have any employee stock option or other incentive plans. We do not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any directors or executive officers or from a change of our control, or a change in any of their responsibilities following a change of control. Directors and/or officers will receive expense reimbursement for expenses reasonably incurred on our behalf. This is our second year of operation and there are no historical compensation amounts prior to 2005 to report.

As of the date of this prospectus there was no approved employee option program and no outstanding options to acquire shares of our common stock.

There are no arrangements pursuant to which any director has been or is currently compensated for any service provided as a director.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Options/SAR Grants Table

We do not have any stock options outstanding. No stock options or stock appreciation rights under any stock incentive plans were granted to our directors and officers since our inception.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Change in Control Arrangements

We are not aware of any arrangements, understandings or agreements that may result in a change of control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

As of December 31, 2006, the beneficial ownership of common stock of each person known to us who owns more than 5% of our issued and outstanding common stock and of our directors and executive officers is as follows:

Name and Address(1)	Position with Us	No. of Shares Owned	Percentage of Issued and Outstanding(2)	Percentage of Issued and Outstanding After the Offering and Assuming the Sale of the Maximum Number of Shares

Parvez Tyab (3)	Shareholder	9,000,000	26.1%	26.1%
Mohammad Khan	Treasurer	2,100,000	6.1%	6.1%
Ghareeb Awad Naeem Tyab (3)	Shareholder President and Director	2,000,000 1,500,000	5.8% 4.4%	5.8% 4.4%
Sohail S. K. Kiani	Executive Vice President	500,000	1.5%	1.5%
Robert C. Mussehl	Director	50,000	*	*
Totals		15,150,000	43.9%	43.9%
Officers and Directors as a Group (4 persons)		4,150,000	12.1%	12.1%
* Less than 0.01%
(1) Unless otherwise indicated all addresses are care of our offices at 520 Pike Street, Suite 2210, Seattle, Washington 98101
(2) For purposes of this table “outstanding shares” refers to and includes the 34,486,810 shares issued and outstanding as of December 31, 2006.
(3) Naeem Tyab and Parvez Tyab are brothers. Mohammad Khan is a cousin of Naeem Tyab and Parvez Tyab.

As of the date of this prospectus, we did not have any compensation plans (including compensation arrangements) under which our equity securities are authorized for issuance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our proposed business raises potential conflicts of interests between certain of our officers and directors and us. Certain of our directors are or may become directors of other oil and gas exploration companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In determining whether we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to us, the degree of risk to which we may be exposed and its financial position at that time. Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest.

Except as set forth below, there have been no transactions during the last two years, or proposed transactions, to which we were or are to be a party in which any of our directors, executive officers, any 5% shareholder listed in the section of this prospectus entitled “Security Ownership Of Certain Beneficial Owners And Management And Related Shareholder Matters” or any member of the immediate family of any of these persons had a material interest. We do not have a parent company.

On September 29, 2005, we acquired the right to acquire an option for a 20% working-interest in the Egyptian Concession from MEL for $75,000. We subsequently exercised this option. MEL's president, Parvez Tyab, is the brother of our president, and owns 29% and 26% of our outstanding shares as of December 31, 2005 and December 31, 2006, respectively.

On November 8, 2005, we acquired a 50% working-interest in the Fairlight Prospect subject to a 25% carried-interest of each of MEL and Transpacific. The agreement required us to pay for 100% of the acquisition, exploration and drilling costs until certain milestones were reached. Having attained the requisite milestones, except for property acquisition and seismic exploration activities all parties are now required to pay their prorate portion of exploration, development and drilling costs.

We and MEL have entered into an agreement with Transpacific (which also has a 25% carried interest in the properties with respect to acquisition and seismic exploration costs) to be the Operator for oil and gas exploration of the Fairlight Prospect. Under the terms of this agreement, we are obligated to pay the expenses incurred by the Operator for exploration and related work on this prospect. As consideration for being the Operator, Transpacific received from MEL a 25% carried-interest in the Fairlight Prospect for the first exploration well, and a 25% working-interest thereafter.

We did not receive an independent evaluation of the consideration which we paid for each of the acquisition transactions with MEL. The amount of the consideration and extent of our participation was made through direct negotiation between Naeem Tyab on our behalf, Parvez Tyab on behalf of MEL and Dr. Ghareeb Awad on behalf of Transpacific. We believe that the terms and conditions of each of the transactions between ourselves, MEL and Transpacific are on terms comparable to terms that we would have received had we entered into such transactions with unrelated third parties.

Sea Dragon acquired the right to acquire a 40% working-interest in the Egyptian Concession from MEL on April 13th, 2006. Subsequently, we, together with Sea Dragon, met the requirement for the Egyptian Concession to deposit $2,000,000 with an escrow agent. MEL’s president is a Director of Sea Dragon. Also, accounting and administrative work for us, MEL and Sea Dragon are conducted by the same individuals from office space located in Vancouver, British Columbia.

As of December 31, 2006, we owed Mohammad Khan, one of our officers, $113,791. We owe Naeem Tyab $33,500. for reimbursement for travel expenses incurred on our behalf. The amount owed at December 31, 2006 is mostly for non-interest bearing advances for operations made to us by the named officers and directors.

During the year ended December 31, 2006 we also paid MEL, which is wholly-owned by Parvez Tyab, a controlling stockholder and brother of our president, Naeem Tyab, $ 48,619 for administrative and consulting services. This amount is equivalent to what the company would have paid to an arms-length provider for similar services. We believe that the terms and conditions of each of the transactions between ourselves and MEL are on terms comparable to the terms that we would have received had we entered into such transactions with unrelated third parties.

We lease office space in Seattle, Washington, from The Law Office of Mussehl & Khan, a law firm in which Mohammad Khan (one of our officers) and Robert C. Mussehl (one of our directors) are partners. The lease payments are currently $425 per month. The lease may be terminated by either party upon 30 days notice to the other. We believe that the terms and conditions of the least are on terms at least as comparable to the terms that we would have received had we entered into such transactions with unrelated third parties.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, which preferred stock can be issued in such classes and series, and with such rights and preferences, as may hereafter be determined by our Board of Directors. As of December 31, 2006, we had 34,486,310 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefore. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably, our net assets available after the payment of all liabilities.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of our common stock are, and the shares offered in this offering will be, when issued and paid for, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock. None of such Preferred Stock has been designated or issued. Our Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series and, subject to the limitations contained in the certificate of incorporation and any limitations prescribed by law, to establish and designate any such series and to fix the number of shares and the relative conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences. If shares of Preferred Stock with voting rights are issued, such issuance could affect the voting rights of the holders of the Common Stock by increasing the number of outstanding shares having voting rights, and by the creation of classes or series of voting rights. If the Board of Directors authorizes the issuance of shares of Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased by up to the authorized amount. Issuances of shares of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. Also, any Preferred Stock could have preferences over the Common Stock (and other series of Preferred Stock) with respect to dividends and liquidation rights.

Dividends

We have not declared any cash dividends to date. We have no present intention of paying any cash dividends on our common stock in the foreseeable future, as we intend to use earnings, if any, to generate growth. The payment of dividends, if any, in the future, rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and our financial condition, as well as other relevant factors. There are no restrictions in our Certificate of Incorporation or By-laws that restrict us from declaring dividends.

Registration Rights

In connection with the private placements concluded prior to December 31 2006, we have agreed to grant the purchasers of the stock registration rights. The registration statement, of which the prospectus is part, was filed in order to fulfill our obligations to those purchasers.

Shares Eligible For Future Sale

Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Under the terms of this offering, the shares of common stock offered may be resold without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with Rule 144 under the Securities Act.

Sale of Restricted Shares

Certain shares of our outstanding common stock were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Additional shares may be issued pursuant to outstanding warrants and options. Except for eight persons all of our investors are non US Persons as that term is defined in Regulation S as promulgated pursuant to the Securities Act of 1933. Such shares may be sold only pursuant to an effective registration statement filed by us or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, a stockholder, including one of our affiliates, may sell shares of common stock after at least one year has elapsed since such shares were acquired from us or our affiliate. The number of shares of common stock which may be sold within any three-month period is limited to the greater of: (i) one percent of our then outstanding common stock, or (ii) the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a stockholder who is not our affiliate, who has not been our affiliate for 90 days prior to the sale, and who has beneficially owned shares acquired from us or our affiliate for over two years may resell the shares of common stock without compliance with many of the foregoing requirements under Rule 144.

Penny Stock

Our common stock is considered “penny stocks” under the rules the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that:

•	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
•
contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

•	contains a toll-free telephone number for inquiries on disciplinary actions;
•	defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and
•	contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with:

•	bid and offer quotations for the penny stock;
•	the compensation of the broker-dealer and its salesperson in the transaction;
•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
•	monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock.

Holders

As of December 31, 2006, we had approximately 57 registered holders of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Transfer Agent

The transfer agent of our common stock is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251.

Business Combination Provisions

We have expressly elected not to be subject to Section 203 of the Delaware General Corporation Law regulating "business combinations" (defined to include a broad range of transactions) between Delaware corporations and "interested stockholders" (defined as persons who have acquired at least 15% of a corporation's stock). Under the law, a corporation subject to Section 203 may not engage in any business combination with any interested stockholder for a period of three years from the date such person became an interested stockholder unless certain conditions are satisfied. Section 203 contains provisions enabling a corporation to avoid the statute's restrictions. Since we have opted not to be subject to Section 203 of the Delaware General Corporation Law, it may be easier for us to engage in transactions with interested stockholders.

Anti-Takeover Measures

The Company's Certificate of Incorporation and Bylaws contain provisions that could discourage potential takeover attempts and prevent shareholders from changing the Company's management. The Certificate of Incorporation provides for the issuance of up to 10,000,000 shares of Preferred Stock. The Bylaws provide that certain vacancies on the Board of Directors shall be filled only by a majority of the remaining directors then in office. Please refer to “Management.”

SELLING SHAREHOLDERS

The following table presents information regarding the Selling Shareholders. The percentage of outstanding shares beneficially owned is based on 34,486,810 shares issued and outstanding at December 31, 2006. Information with respect to beneficial ownership is based upon information provided to us by the Selling Shareholders. Except as may be otherwise described below, to the best of our knowledge, the named Selling Shareholder beneficially owns and has sole voting and investment authority as to all of the shares set forth opposite his name.

Name and Address of Selling Shareholders And Relationship to Us, if any	No. of Shares Beneficially Owned Prior to the Offering	Percentage of Issued and Outstanding Shares Owned Prior to the Offering	Number of Shares To Be Sold In This Offering	Percentage of Shares To Be Owned After the Offering
1. Burnaby International Holdings Ltd. Cragmuir Chambers, Road Town Tortola, British Virgin Islands	1,500,000	4.35%	1,500,000	0%
2. Cavalier Overseas Holdings Ltd. Cragmuir Chambers, Road Town Tortola, British Virgin Islands	1,500,000	4.35%	1,500,000	0%
3. Century House Holdings Ltd. Cragmuir Chambers, Road Town Tortola, British Virgin Islands	1,500,000	4.35%	1,500,000	0%
4. Cliff Dean S-32,C14,RR#1, Okanagan Falls BC, Canada, V0H 1R0	60,000	0.17%	60,000	0%
5. Simon Serruya 8300 Woodbine Avenue Markham, Ontario, L3R 9Y7	250,000	0.72%	250,000	0%
6. Maureen Grealish
298 Stellar Drive Kelowna, BC, Canada, V1Y 7R3	100,000	0.29%	100,000	0%
7. Aabdulmajid Kamil 628-140th Ct. SE B-208 Bellevue, Washington, 98007, USA	100,000	0.29%	100,000	0%
8. Dr. Rajeev Mangat
4706-62nd Street
Delta, BC, Canada, V4K 3L7	100,000	0.29%	100,000	0%
9. Frank Roberto 17160 - 102 Ave. Surrey, BC, V4N 3L4	50,000	0.14%	50,000	0%

10. Sea Dragon Ltd. 210-212 Shui On Centre 6-8 Harbour Rd. Hong Kong	1,454,310	4.22%	1,454,310	0%
11. Joseph Sierchio 720 Fifth Avenue, Suite 1301 New York, New York, 10019, USA	250,000	0.72%	250,000	0%
12. Imtiaz Tyab Flat 1, 27 Boscombe Road London, England, W12 9HS	1,500,000	4.35%	1,500,000
13. Kishwar Tyab 12550-103rd Avenue Surrey, BC, Canada, V3V 3G1	1,500,000	4.35%	1,500,000	0%
14. Gilbert Wong
5525 Rhodes Street
Vancouver, BC, Canada, V5R 3P1	1,500,000	4.35%	1,500,000	0%
15. Woodgreen International Holdings Ltd. Cragmuir Chambers Road Town, Tortola, British Virgin Islands	1,500,000	4.35%	1,500,000	0%
16. Elizabeth Falconer 77 Hodgkinson Crescent, Aurora, Ontario, L4G 6K7	200,000	0.58%	200,000	0%
17. Todd Kennelly 606-1155 Seymour Street, Vancouver, BC, V6B 1K2	35,000	0.10%	35,000	0%
18. Stephen Huszar 4100 St. Pauls Avenue North Vancouver, BC, V7N 1T5	100,000	0.29%	100,000	0%
19. Edward Reisner #1503-1680 Bayshore Drive Vancouver, BC, Canada, V6G 3H6	30,000	0.09%	30,000	0%
20. Mountainview Opportunistic Growth Fund LP 69 Lord Seaton Road Toronto, Ontario, M2P 1K6	350,000	1.01%	350,000	0%
21. V. Paul Stefansson 12357-189A Street Pitt Meadows, BC	35,000	0.10%	35,000	0%
22. Dr. Raminder Badyal 605-1200 Burrard Street Vancouver, BC, V6Z 2C7	35,000	0.10%	35,000	0%

23. Marilyn Brewer-Pattison 81 Hodgkinsons Crescent Aurora, Ontario, Canada, L4G 6K7	100,000	0.29%	100,000	0%
24. Joe Nadler 98 Arjay Crescent Toronto, Ontario, Canada, M2L 1C7	100,000	0.29%	100,000	0%
25. Paul Van Bentham
3067 Council Ring Road Mississauga, Ontario, L5L 1N7	25,000	0.07%	25,000	0%
26. Dana Gilman 3200-181 Bay Street Toronto, Ontario, M5J 2T3	200,000	0.58%	200,000	0%
27. Nancy Casselman 145 Macpherson Avenue Toronto, Ontario, M5R 1W9	500,000	1.45%	500,000	0%
28. Mark McKenna 2701 - 1078 6 Ave., SW Calgary, Alberta, T2P 5N6	100,000	0.29%	100,000	0%
29. G.Scott Patterson
161 Bay Street Toronto, Ontario, M5J 2S1	500,000	1.45%	500,000	0%
30. William K. Doherty 159 Pumpmeadow Place SW Calgary, Alberta, T2V 5H4	250,000	0.72%	250,000	0%
31. Dean Lower 167 Aspen Meadows Place SW Calgary, Alberta, T3H 4T2	50,000	0.14%	50,000	0%
32. Kathy Tom 49 Edgevalley Way NW Calgary, Alberta, T3A 4X7	50,000	0.14%	50,000	0%
33. David Baukol c/o 2300-605 5th Ave., SW Calgary, Alberta, T2P 3H5	125,000	0.36%	125,000	0%
34. Mazin Ramadan 9640 Ranier Avenue South Seattle, Washington, 98118	62,500	0.18%	62,500	0%
35. 2035718 Ontario Inc. 3563 Ingram Road Mississauga, Ontario, L5L 4N8	125,000	0.36%	125,000	0%
36. Alex Zivic 155 Dalhousie Street, Apt. 813, Toronto, Ontario, M5B 2P7	37,500	0.11%	37,500	0%

37. Amos Korin 16 Mountain View Drive Weston, Connecticut, 06883
Sophie Korin 16 Mountain View Drive Weston, Connecticut, 06883
Netta Korin 16 Mountain View Drive Weston, Connecticut, 06883	187,500	0.54%	187,500	0%
38. 2883366 Ontario Ltd. 14 Illingsworth Court Aurora, Ontario, L4G 3T8	15,000	0.04%	15,000	0%
39. Truly Canadian Adventures Inc. 23915 Fern Crescent Maple Ridge, BC, V4R 2S3	60,000	0.17%	60,000	0%
40. Rob Chalmers 57 Castlefield Avenue Toronto, Ontario, M4R 1G5	165,000	0.48%	165,000	0%
41. Sprott Asset Management Inc. 200 Bay St., Ste 2700, PO Box 27 Toronto, Ontario, M5J 2J1	1,250,000	3.62%	1,250,000	0%
42. Gioia Arandjelovic 150 Jardin Drive, Suite #9 Concord, Ontario, L4K 3P9	187,500	0.54%	187,500	0%
43. Sprott Asset Management Inc. 200 Bay St., Ste 2700, PO Box 27 Toronto, Ontario, M5J 2J1	625,000*	1.81%	625,000*	0%

TOTAL	18,364,310	53.25%	18,364,310	0%
*To be issued upon exercise of outstanding stock purchase warrants.
The natural person who has voting and disposition authority for the stock owned by below named entities is as follows:

1.	Burnaby International Holdings Ltd. - Campbell Becher
2.	Cavalier Overseas Holdings Ltd. - Valerie Trott
3.	Century House Holdings Ltd. - Ian Gordon
4.	Sea Dragon Ltd. - Rose Jung
5.	Woodgreen International Holdings Ltd. - David Thompson
6.	Mountainview Opportunistic Growth Fund LP - Andrew Ecclestone
7.	2035718 Ontario Inc. - Rick Kung
8.	2083366 Ontario Ltd. - Ilan Rosenberg
9.	Truly Canadian Adventures Inc. - Clint Carleton
10.	Sprott Asset Management Inc. - Anne Sporke

Except for Joseph Sierchio, who is a member of our legal counsel, none of the Selling Shareholders or any of their respective affiliates (including officers and directors) has held a position or office, or had any other material relationship, with us. Please refer to “Legal Matters.” None of our officers and directors is a Selling Shareholder.

The Selling Shareholders may offer and sell, from time to time, any or all of our common stock issued to them. Because the Selling Shareholders may offer all or only some portion of the 18,364,310 shares of common stock registered, no exact number can be given as to the amount or percentage of these shares of common stock that will be held by the Selling Shareholders upon termination of the offering. We can only make estimates and assumptions. The number of shares listed in the category entitled “Percentage of Issued and Outstanding Shares Owned After the Offering,” in the table above, represent an estimate of the number of shares of common stock that will be held by the Selling Shareholders after the offering. To arrive at this estimate, we have assumed that the Selling Shareholders will sell all of the shares to be registered pursuant to this offering. Please refer to “Plan of Distribution.”

Other than the relationships described in the table and footnotes, none of the Selling Shareholders had or have any material relationship with our company or any of its affiliates within the past three years. None of the Selling Shareholders is a broker-dealer or an affiliate of a broker-dealer.

We may require the selling shareholders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on September 30, 2006.

PLAN OF DISTRIBUTION

All of the shares owned by the Selling Shareholders will be registered by the registration statement of which this prospectus is a part. The Selling Shareholders may sell some or all of their shares immediately after the declaration of effectiveness of this registration statement. Until our shares of common stock are quoted on the OTC Bulletin Board or other stock exchange, if ever, the Selling Shareholders may from time to time sell their shares pursuant to this prospectus only at the registered price of $0.50; the sales may be made by themselves or through pledgees, donees, transferees, successors in interest, brokers, dealers or underwriters. Brokers, dealers or underwriters may act solely as agents or may acquire shares as principals.

Selling Shareholders and any broker-dealer that acts in connection with the sale of shares of our common stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the shares of our common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of our common stock against certain liabilities, including liabilities arising under the Securities Act.

Because each of the Selling Shareholders may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act, the Selling Shareholders will be subject to prospectus delivery requirements of the Securities Act.

If and after our shares of common stock are quoted on the OTC Bulletin Board or other stock exchange, the selling security holders may sell at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

•	ordinary brokers transactions, which may include long or short sales;
•	transactions involving cross or block trades on any securities or market where our common stock is trading;
•
purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus, “at the market” to or through market makers or into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents,
•	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or
•	any combination of the foregoing.

In addition, the Selling Shareholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of shares in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

The Selling Shareholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The Selling Shareholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of our common stock. There is no over-allotment option and no shares will be sold by us.

The Selling Shareholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders. They may also receive compensation from the purchasers of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Because the Selling Shareholders and any broker-dealers acting in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act. The amount of such compensation cannot be estimated at this time. We know of no existing arrangements between the Selling Shareholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

We have informed the Selling Shareholders that the anti-manipulation rules of the Commission, including Regulation M promulgated under the Securities Exchange Act of 1934 will apply to its sales in the market, and we have informed the other Selling Shareholders that these anti-manipulation rules may apply to their sales in the market.

Regulation M may limit the timing of purchases and sales of any of the shares of our common stock by the Selling Shareholders and any other person distributing our common stock. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares of our common stock in the market and to the activities of the Selling Shareholders and their affiliates. Furthermore, Regulation M of the Securities Exchange Act may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

The Selling Shareholders also may resell all, or a portion, of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

The Selling Shareholders will pay all commissions, transfer taxes and other expenses associated with their sales. The shares offered hereby are being registered pursuant to our contractual obligations, and we have agreed to pay the expenses of the preparation of this prospectus.

If necessary due to a transfer of shares from the persons listed in this registration statement as Selling Shareholders to a third party, we will file a supplement to this prospectus pursuant to Rule 424(b) of Regulation C.

To the extent required under the Securities Act, a post effective amendment to this registration statement will be filed, disclosing, the name of any broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out in this prospectus and other facts material to the transaction. In addition, a post-effective amendment to this registration statement will be filed to include any additional or changed material information with respect to the plan of distribution not previously disclosed herein.

We will not receive any proceeds from the sale of the shares of the Selling Shareholders pursuant to this prospectus. All expenses of the registration statement (estimated to be approximately $55,980 in the aggregate) including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the Selling Shareholders, the purchasers participating in such transaction, or both.

We and the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5. We have informed the Selling Shareholders that certain anti-manipulative rules contained in Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market and have furnished the Selling Shareholders with a copy of such rules and have informed them of the need for delivery of copies of this prospectus. The Selling Shareholders may also use Rule 144 under the Securities Act to sell the shares if they meet the criteria and conform to the requirements of such rule.

The Selling Shareholders may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted, in privately negotiated transactions or otherwise. Although we are not presently qualified for public quotation, we intend to qualify our shares for quotation on the OTC Bulletin Board following the declaration of effectiveness of this prospectus. In order to do this, we must find a market maker who will file a Form 15c-211 that will allow him to make a market in our shares of common stock. At the date hereof, we are not aware that any market maker has any such intention. We cannot provide our investors with any assurance that our common stock will be traded on the OTC Bulletin Board or, if traded, that a public market will materialize. Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Selling Shareholders who are residents of British Columbia

Because we are not a reporting issuer under the BC Securities Act, a resident of British Columbia, may sell the shares acquired from us in British Columbia without filing a prospectus under the Act, if the following conditions are met:

•	The securities of the company are registered under section 12 of the U.S. Securities Exchange Act of 1934, as amended, or the company is required to file reports under section 15(d) of that Act.

•	The seller's residential address or registered office is in British Columbia.

•
A 4-month period has passed since the date the company issued the securities to the seller, or a control person sold the securities to the seller. This 4-month hold period does not apply to securities that a seller acquired under a director or employee stock option.

•	If the seller is a control person of the company, then the seller has held the securities for at least 6 months.

•
The number of securities the seller proposes to sell, plus the number of securities of the company of the same class that the seller has sold in the preceding 12-month period, does not exceed 5% of the company's outstanding securities of the same class.

•	The seller sells the securities through a registered investment dealer.

•	The registered investment dealer executes the trade through an exchange, or market, outside Canada.

•	There has been no unusual effort made to prepare the market or create a demand for the securities.

•	The seller has not paid any extraordinary commission or other consideration for the trade.

•
If the seller is an insider of the company, the seller reasonably believes that the company is not in default of the securities legislation (including U.S. federal and state securities legislation) that governs the company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Our directors and officers are indemnified by our bylaws against amounts actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they are a party by reason of being or having been our directors or officers or of our subsidiaries. Our articles of incorporation provide that none of our directors or officers shall be personally liable for damages for breach of any fiduciary duty as a director or officer involving any act or omission of any such director or officer. In so far as indemnification for liabilities arising under the Securities Act may be permitted to such directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by such director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby has been passed upon for us by Sierchio Greco & Greco, LLP, New York, New York. Mr. Joseph Sierchio, a principal of the firm, owns 250,000 shares of our common stock, which shares are part of the shares registered by us pursuant to the registration statement of which this prospectus is part.

EXPERTS

Our financial statements at December 31, 2005 appearing in this prospectus and registration statement have been audited by Jorgensen & Co., an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

On behalf of Chapman Petroleum Engineering Ltd., C.W. Chapman and Charles G.K. Moore, professional consulting petroleum engineers, have provided us with an Evaluation of Resource Potential on the East Wadi Araba Concession, Offshore Gulf of Suez. Chapman Petroleum Engineering Ltd. has been paid fees of $12,000. Chapman Petroleum Engineering Ltd., C.W. Chapman and Charles G.K. Moore have no interest nor do they expect to receive any in our properties or securities.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are currently not required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

This prospectus does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the SEC. The omitted information may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Copies of such material can be obtained from the public reference section of the SEC at prescribed rates. For further information with respect to us and the securities being offered hereby, reference is hereby made to the registration statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

Once the registration statement of which this prospectus is declared effective, we will be required to file current, quarterly, annual and other periodic reports with the SEC on forms 8-K, 10-QSB and 10-KSB. We have filed with the SEC under the Securities Act of 1933 a registration statement on Form SB-2 with respect to the shares being offered in this offering.

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of terms commonly used in the oil and gas industry as used in this Prospectus, including the financial statements included herein.

Acquisition cost of properties

Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers’ fees, recording fees, legal costs and other costs incurred in acquiring properties.

Carried Interest

A carried interest is a fractional interest in an oil or gas property, most often a lease, the holder of which has no obligation for operating costs. These are paid by the owner or owners of the remaining fraction who reimburse themselves out of profits from production. The person paying the costs is the carrying party; the other person is the carried party.

Dry Well (Hole)

An exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Exploration Costs

Costs incurred in identifying properties that may warrant examination and in the examination of specific properties that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i)
Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or G&G costs.

(ii)	Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes or properties, legal costs for title defense, and the maintenance of land and lease records.

(iii)	Dry hole contributions and bottom hole contributions.

(iv)	Costs of drilling and equipping exploratory wells.

(v)	Costs of drilling exploratory-type stratigraphic test wells.

Exploratory well

A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. Generally, an exploratory well is a well that is not a development well, a service well, or a stratigraphic test well.

Farm-out/Farm-in

A Farm-out or Farm-in agreement is an agreement providing for the assignment of a lease. A typical characteristic of a farm-out is an obligation of the assignee to conduct operations on the assigned acreage as a prerequisite to completion of the assignment. The assignor will usually reserve some type of interest in the lease. The transaction is characterized as a farm-out to the assignor and as a farm-in to the assignee.

Field

An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field, which are separated vertically by intervening impervious state, or laterally by local geologic barriers, or by both.

Oil and gas producing activities

Such activities include:

(i)     The search for crude oil, including condensate and natural gas liquids, or natural gas in their natural states and original locations.

(ii)    The acquisition of property rights or properties for the purpose of further  exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties.

(iii)    The construction, drilling and production activities necessary to retrieve oil and gas from its natural reservoirs, and the acquisition, construction, installation, and maintenance of field gathering and storage systems-including lifting the oil and gas to the surface and gathering, treating, field processing (as in the case of processing gas to extract liquid hydrocarbons) and field storage.

For purposes of this section, the oil and gas production function shall normally be regarded as terminating at the outlet valve on the lease or field storage tank; if unusual physical or operational circumstances exist it may be appropriate to regard the production functions as terminating at the first point at which oil, gas or gas liquids are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal.

Operator

In a joint venture for the execution of works or as defined in a joint operating agreement, the Operator entity charged with the responsibility for the execution of all works and is normally responsible to authorities for the representation and legal execution of all related agreements and contracts.

Producing Well

A well from which hydrocarbons or non-hydrocarbons, in a fluid or gaseous state, flow or are extracted on a daily basis.

Production costs

Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(i)     Costs of labor to operate the wells and related equipment and facilities.

(ii)    Repairs and maintenance.

(iii)       Materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(iv)       Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(v)    Severance taxes.

Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil or gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs.

Reservoir

A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas confirmed by impermeable rock or water barriers and is individual and separate from other reservoirs.

Reserves

Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. It should be noted that SEC Regulation S-K prohibits the disclosure of estimated quantities of probable or possible reserves of oil and gas and any estimated value thereof in any documents publicly filed with the Commission.

Royalty Interest

An interest in an oil and gas property entitling the owner to a share of oil and gas production (or the proceeds of the sale thereof) free of production costs.

Working Interest

The operating interest under an oil and gas lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

Mogul Energy International, Inc.
Financial Statements
December 31, 2006

Independent Auditor’s Report

Shareholders and Board of Directors
Mogul Energy International, Inc.
(an exploration stage company)
Seattle, WA

We have audited the accompanying balance sheet of Mogul Energy International, Inc., a Delaware corporation, as of December 31, 2006, and the related statements of operations, shareholders' deficit and cash flows for the year then ended, for the period July 25, 2005 (inception) to December 31, 2005, and for the period from July 25, 2005 (inception) to December 31, 2006. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mogul Energy International, Inc. (an exploration stage company) as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, for the period July 25, 2005 (inception) to December 31, 2005, and for the period from July 25, 2005 (inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is in the exploration stage, has not yet achieved profitable operations and is dependent on its ability to raise capital from stockholders or other sources to sustain operations. These factors, along with other matters set forth in Note 2, raise substantial doubt that the Company will be able to continue as a going concern.  Management’s plan to address these matters is disclosed in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 11 to the financial statements, in April 2007 an error in applying Regulation S-X, Rule 4-10(c) was discovered resulting in an overstatement of assets as of December 31, 2006, and an understatement of the 2006 operating loss in the amount of $764,719. The 2006 financial statements have been restated to correct this error.

Jorgensen & Co.
(a registered pubic accounting firm)
March 6, 2007, except for Note 11, as to which the date is April 24, 2007
Bellevue, Washington

Mogul Energy International, Inc.
(an exploration stage company)
Balance Sheet
December 31, 2006

Assets
Current
Cash	$29,756
GST Recoverable	28,196
Total Current Assets	57,952

Non-current
Funds held in trust	604,479
Equipment – net	3,125
Deposits for exploration property	-
Exploration and evaluation	591,116
Total non-current Assets	1,198,720
Total Assets	$1,256,672

Current Liabilities
Accounts payable	$394,836
Due to officers and directors	204,540
Loans from shareholders	179,990
Litigation payable	820,000
Total Current Liabilities	1,599,366

Contingencies and Commitments	-

Shareholders’ Deficit
Deficit accumulated during exploration stage	$(2,313,459)
Common stock $0.0001 par value, 100, 000,000 shares, authorized, 34,486,810 shares outstanding	3,449
Additional paid-in capital	1,904,816
Warrants: 1,250,000 Series A Warrants outstanding	62,500
Preferred: 10,000,000 shares authorized, none issued	-
Total Shareholders’ deficit	(342,694)
Total Shareholders’ Equity and Liabilities	$1,256,672

See accompanying notes to the financial statements

Mogul Energy International, Inc.
(an exploration stage company)
Statements of Operations

	For year Ended 12/31/06	From 07/25/05 (inception) to 12/31/05	Cumulative 07/25/05 (inception) To 12/31/06

Revenue	$-	$-	$-

Expenses:
General and Administrative	591,821	136,919	728,740
Impairment	764,719	-	764,719
Loss on settlement of lawsuit	820,000	-	820,000

Net loss for the periods	$(2,176,540)	$(136,919)	$(2,313,459)

Basic and diluted loss per share	$(0.07)	$(0.02)

Weighted average common shares	32,472,032	6,923,307

See accompanying notes to the financial statements

Mogul Energy International, Inc.
(an exploration stage company)
Statement of Shareholders' Equity (Deficit)

	Number of Common Shares	Common Shares Par Value	Additional Paid-in Capital	Warrants	Deficit Accumulated During Exploration Stage	Totals
7/25/05 balances	-	$-	$-	$-	$-	$-

Shares issued at $0.001	29,264,310	2,926	26,338	-	-	29,264

Shares issued at $0.15	590,000	59	88,441	-	-	88,500

Shares issued at $0.40	717,500	72	286,928	-	-	287,000

Net loss for period					(136,919)	(136,919)

12/31/2005 balances	30,571,810	$3,057	$401,707	$-	$(136,919)	$267,845

Shares issued at $0.40	2,665,000	267	1,065,734	-	-	1,066,001
						-
Units (Shares & Warrants) issued at $0.40	1,250,000	125	437,375	62,500	-	500,000
						-
Net loss for period	-	-	-	-	(2,176,540)	(2,176,540)

12/31/2006 balances	34,486,810	$3,449	$1,904,816	$62,500	$(2,313,459)	$(342,694)

See accompanying notes to the financial statements

Mogul Energy International, Inc.
(an exploration stage company)
Statements of Cash Flows

	For year Ended 12/31/06	From 07/25/05 (inception) To 12/31/05	Cumulative 07/25/05 (inception) To 12/31/06

Operating Activities
Net loss for periods	$(2,176,540)	$(136,919)	$(2,313,459)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense (office)	2,077	1,007	3,084
Impairment	764,719	-	764,719
Changes in non-cash working capital
Accounts payables increase	352,409	42,428	394,837
GST receivable increase	(24,428)	(3,768)	(28,196)
Settlement of lawsuit – payable	820,000	-	820,000
Cash used in operations	(261,763)	(97,252)	(359,015)

Investing Activities

Cash held in escrow/trust	(604,479)	-	(604,479)
Purchase equipment	(3,187)	(3,022)	(6,209)
Deposits for exploration property	77,441	(77,441)	-
Exploration and assessment	(1,204,845)	(150,990)	(1,355,835)
Cash used for investing activities	(1,735,070)	(231,453)	(1,966,523)

Financing Activities
Due to officers and directors	167,716	36,824	204,540
Related party payables	(12,691)	12,691	-
Loans from shareholders	179,990	-	179,990
Sale of equity securities	1,566,000	404,764	1,970,764
Cash from financing activities	1,901,016	454,279	2,355,294

Cash beginning of periods	125,573	-	-
Increase (Decrease) in cash during	(95,817)	125,573	29,756

Cash at end of periods	$29,756	$125,573	$29,756

Interest and taxes paid during period	None	None	None

See accompanying notes to the financial statements

Mogul Energy International, Inc. (an exploration stage company)
December 31, 2006 – Notes to the Financial Statements

NOTE 1 - Organization and Nature of Business

Mogul Energy International, Inc. (Company) was formed as a Delaware corporation on July 25, 2005 to engage in the business of oil and gas exploration.  The Company’s business activities included financing and acquiring drilling prospects and exploration for oil and gas.

The Company acquires low entry cost exploration prospects, as measured on a dollar per barrel for proven and potential reserves in proximity to producing oil fields, and exploring for oil and gas reserves.

NOTE 2 - Accounting Policies

Financial Statement Presentation and Going Concern

The Company is considered an exploration stage corporation because it has had no revenues from its intended principal business and has not yet achieved commercial production.

The Company has working capital deficiency, a history of operating losses, and a $2,313,459 accumulated deficit on December 31, 2006.  These, and other things, raise substantial doubt about the ability of the Company to continue as a going concern. Management plans to address these matters through the sale of additional shares of its common stock and/or additional borrowings to finance the Company’s operations.

Although there is no assurance that the Company will be successful in these actions, management believes that it will be able to secure the necessary financing to continue operations for the foreseeable future.  Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments would be material and would have an adverse effect on the ability of the Company to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires use of estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of various factors affecting future costs and operations, actual results could differ from estimates. Principal estimates used in the preparation of the financial statements include estimates for the realizable value of capitalized resource properties including exploration and evaluation costs, and the assignment of an $800,000 fair market value to shares to be issued in the settlement of lawsuit.

Oil and Gas Properties

The Company utilizes the full-cost method of accounting for the exploration of its oil and gas properties. Under this method, the Company capitalizes all costs associated with acquisition, exploration and development of oil reserves, including leasehold acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, directly related overhead costs and related asset retirement costs and costs of drilling exploratory productive and non-productive wells into full cost pools on a country-by-country basis. The Company currently has two full-cost pools, Canada and Egypt.

The Company applies a ceiling test quarterly to the capitalized costs in its full cost pools. Amounts in excess of the ceiling test limits are charged to operations as impairment expense in the period of the test until proven reserves are available. The ceiling test limits such cost to the estimated present value, using a ten percent discount rate, of the future net revenue from any proved reserves, based on the existing economic and operating conditions. Specifically, the ceiling test is calculated so that capitalized cost, less accumulated depletion and related deferred income tax, do not exceed an amount (the ceiling) equal to the sum of: (A) The present value of estimated future net revenue computed by applying current prices of any oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current cost) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus (B) the cost of property not being amortized; plus (C) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less (D) income tax effects related to differences between the book and tax basis of the property.

Mogul Energy International, Inc. (an exploration stage company)
December 31, 2006 – Notes to the Financial Statements

For unproven properties, the Company excludes from capitalized costs subject to depletion, all costs directly associated with the acquisition and evaluation of the unproved property until it is determined whether or not proved reserves can be assigned to the property. Until such a determination is made, the Company assesses the property at least annually to ascertain whether impairment has occurred. In assessing impairment the Company considers factors such as historical experience and other data such as primary lease terms of the property, average holding periods of unproved property, and geographic and geologic data. The Company adds the amount of impairment assessed to the cost to be amortized subject to the ceiling test. At December 31, 2006, the Company had no properties with proven reserves.

Oil and gas property costs are considered tangible assets consistent with the views set forth in Emerging Issues Task Force Issue 04-02.

Revenue Recognition

The Company will recognize petroleum and natural gas revenues from its interests in producing wells as petroleum and natural gas is produced and sold from these wells and ultimate collection is reasonably assured.

Cash

Cash, demand deposits and investment securities with maturities of no more than 90 days are considered cash for financial reporting purposes.

Goods and Services Tax Receivables (GST)

The Company paid $28,195 during 2006 for GST tax to Canada and anticipates the full amount to be refunded within 12 months of the balance sheet date. Due to the nature of this receivable Management does not consider an allowance for uncollectible to be necessary.

Operator Advance

During 2006, the Company advanced $200,786 to the operator to be used to pay accounts payables and costs related to the exploration of the Fairlight prospect. The full amount of the advance had been used for exploration costs by December 31, 2006.

Equipment

The Company capitalizes the costs of equipment during the year placed in service, and depreciates these assets over three years using the straight-line method. During 2006 and 2005, the Company capitalized purchases of office equipment of $3,187 and $3,022, respectively.

Deposits for Exploration Property

The Company classifies deposits on bids for oil and gas properties as a non-current asset, relating to the nature of the assets being bid on. Subsequent to the balance sheet date, the Company’s outstanding bids for drilling property were unsuccessful, and substantially all of the deposits were returned.

Abandonment Costs

Liabilities for costs to abandon exploration properties are estimated and reflected in the financial statements in the period that exploratory drilling activities commence with a corresponding amount added to exploration costs. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. Change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the capitalized exploration costs. A provision for abandonment costs is recognized at the commencement of production, or in the period the decision is made to abandon unsuccessful properties. As of December 31, 2006, the Company had no production, or proven or probable reserves.

Mogul Energy International, Inc. (an exploration stage company)
December 31, 2006 – Notes to the Financial Statements

Foreign Exchange Rate

The Company’s functional and reporting currency is the United States Dollar.  Transactions denominated in foreign currencies are translated into US dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange in effect at the balance sheet date.  Gains resulting from translation are included in the determination of income. Gains from currency transactions of $4,548 and $731 were accounted for as a reduction of general and administrative expenses during 2006 and 2005, respectively.

Income taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, which requires, among other things, that the Company can provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting and any available operating loss carry-forward. On December 31, 2006, the Company had a net operating loss carry-forward of approximately $1,607,459 ($2,313,459, less 706,000 in losses flowed through to Canadian investors), available to reduce income taxes in future years. Because of the uncertainties surrounding the realization of any economic benefit related to the deferred net loss carry-forward, an allowance account has been established so that no future benefit is reflected as an asset at December 31, 2006.

NOTE 3 - Related Party Transactions

On June29, 2005, the Company acquired the right to acquire an option for a 20% working-interest in the EWA Concession (see note 5) from Mogul Energy Ltd. (MEL) for $75,000. The Company subsequently exercised this option. MEL’s president, a close family member of the Company’s president, owned 26% of the Company’s outstanding shares as of December 31, 2006.  Also, MEL’s president is a major shareholder and Board member of Sea Dragon Energy Inc.

Sea Dragon Energy Inc. acquired the right to acquire a 40% working-interest in the EWA Concession from MEL on April 13th, 2006. The Company together with Sea Dragon Energy Inc. met the requirement for the EWA Concession by depositing $2,000,000 with an escrow agent.  Also, accounting and administrative work for the Company, MEL and Sea Dragon Energy Inc. are conducted by the same individuals from office space located in Vancouver, British Columbia.

On November 8, 2005, the Company acquired a 50% working-interest in the Fairlight prospect, with MEL retaining a 25% carried-interest.

The Company and MEL have entered into an agreement with Transpacific Petroleum Corp. (Transpacific) to be the Operator for oil and gas exploration of the Fairlight prospect. Under the terms of this agreement, the Company is obligated to pay the expenses incurred by the Operator for exploration and related work on this prospect. As consideration for being the Operator, Transpacific received from MEL a 25% carried-interest in the Fairlight prospect for the first exploration well, and a 25% working-interest thereafter.

The Company owed its officers and directors $204,540 at December 31, 2006, consisting of an $113,000 zero interest loan and $53,000 in accrued salaries. The remainder is owed to the president of the Company for reimbursement for travel expenses incurred on behalf of the Company.

Mogul Energy International, Inc. (an exploration stage company)
December 31, 2006 – Notes to the Financial Statements

The Company also owes two shareholders $179,990 for demand loans made to the Company.

Other disclosures involving related parties are found throughout the notes to the financial statements.

NOTE 4 - Capital Stock

Common Stock

The Company’s authorized shares have no conversion rights and are not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in any dividends and in any liquidation of the Company. The Company’s common shares do not carry either cumulative voting or preemptive rights. During 2006, 1,765,000 shares were issued on a Flow-through basis pursuant to the income tax laws of Canada (Income Tax Act (Canada)).

Warrants

During 2006, the Company issued 1,250,000 units consisting of one share of common stock and one Series A Warrant. The Series A warrants are not transferable. Two of these warrants and $0.50 can be exchanged for one share of common stock. These warrants expire on April 18, 2008, and all 1,250,000 warrants were outstanding at December 31, 2006.

Preferred Stock

The Company’s Articles of Incorporation authorize its Board of Directors, without approval from the common shareholders, to issue 10,000,000 shares of preferred stock in any series, rights and preferences as determined by the Board. Preferred shares may be issued that: have greater voting rights than the common stock, diluting the value of any outstanding shares of common stock.

NOTE 5 - Oil and Gas Properties

Working-interests owned by the Company are the rights to drill, produce and conduct operating activities on the property and to a share of any production subject to all related royalties, overriding royalties and other burdens, and to all costs of exploration, development and operations and all risks. Of the working-interest at December 31, 2006, $150,013 relates to the East Wadi Araba Concession (EWA Concession) and $1,205,246 relates to the Freehold Properties. None of these costs are subject to amortization.  Additionally, the Company has a $604,479 interest in cash by bank deposit in Egypt to be used for exploration of the EWA Concession.

EWA Concession

The EWA Concession is located in the East Wadi Araba area of the Gulf of Suez and is part of the sovereign territory of the Arab Republic of Egypt (A.R.E.). The EWA Concession covers an area for exploration about 294 square kilometers. Subsequent to the balance sheet date, the Company exercised its option to acquire a 20% working-interest in the EWA Concession, which was originally acquired from MEL.

The Concession Agreement

The Concession Agreement for Petroleum Exploration and Exploitation (Concession Agreement) dated April 7, 2002 is an agreement between Dover Investments Limited (Dover), A.R.E, and the Egyptian General Petroleum Corporation (EGPC). The Concession Agreement gives Dover certain rights and interests for the exclusive exploitation of petroleum and natural gas in and throughout the EWA Concession.

Mogul Energy International, Inc. (an exploration stage company)
December 31, 2006 – Notes to the Financial Statements

Farmout Agreement

The parties to the August 6, 2005 Binding Farm-Out Agreement (Farmout Agreement), include Dover, MEL, Transpacific and Dr. Ghareeb M. Awad (the president of Transpacific). Under the Farmout Agreement, MEL was assigned 85% working-interest in the Concession Agreement, subject to the satisfaction of certain conditions, with Dover retaining a 15% carried-interest. Under a separate agreement dated August 7, 2005, MEL assigned a 25% carried-interest in the Concession Agreement to Transpacific. Dover, MEL and Transpacific are each organized under the laws of Canada.

On April 13, 2006, the Farmout Agreement was amended so that an obligation to deposit $2,000,000 with an escrow agent replaced the requirement of a Letter of Guarantee. In satisfaction of the amended agreement, $2,000,000 was deposited with an escrow agent on April 21, 2006, the Company contributing $667,000 and Sea Dragon Energy Inc. contributing $1,333,000.

On August 1, 2006 the funds were transferred, as per the Amending Agreement dated April 13, 2006, to the National Bank of Abu Dhabi in Egypt.  These funds will be used at the discretion of the operator, Dover Investments Limited, to drill the first well required on the concession by July 17, 2007 as per the extension agreement dated January 24, 2007 (See Note 9).

As of December 31, 2006, the Company’s interest in the original escrow balance amount was reduced to $604,146, with the $62,521 difference added to exploration costs.

After amending the Farmout Agreement on April 13, 2006, the ownership interests in the EWA Concession are as follows:

Sea Dragon Energy Inc.	40% Working-interest
Mogul Energy International, Inc.	20% Working-interest
Transpacific Petroleum Corp.	25% Carried-interest
Dover Investments Limited	15% Carried-interest

On January 24, 2007 an Extension Agreement, subject to approval from the ARE and EGPC, allowed for Mogul to complete the first well by July 17, 2007 and until July 17, 2009 to complete the second and third wells.

The Company’s portion of the letter of guarantee was satisfied by the deposit of $667,000 formerly held in trust to secure the working interest in the Egyptian Concession.  As per agreement these funds are currently held jointly by Dover and Sea Dragon at the National Bank of Abu Dhabi in Egypt and will be used to carry out exploration activities on the EWA Concession.  Dover is the current operator of the project in Egypt.

In the event of a commercial discovery the parties to the April 13th Farmout Agreement are entitled to recover all costs, expenses and expenditures in respect of the exploration, development and related operations out of 30% of all petroleum produced and saved respective of each parties percentage interest in the Agreement (Cost Recovery Petroleum).  Past exploration costs which have been approved by EGPC are approximately US$ 8 million of which the Company will be entitled to 20% recovered through oil profits.

The remaining 70% of petroleum is divided between the Egyptian General Petroleum Corporation (EGPC) and the parties to the Farmout Agreement as follows:

Crude Oil and Gas	EGPC	Parties to Farmout Agreement
Up to 25,000 BOPD	75%	25%
Greater than 25,000 BOPD	80%	20%

Mogul Energy International, Inc. (an exploration stage company)
December 31, 2006 – Notes to the Financial Statements

Canadian Property Interests

Exploratory Drilling

On May 28, 2006 a drill stem test at exploratory well no. 1 (the Fairlight Prospect) was concluded. The aggregate capitalized cost for this test well was $764,719. No hydrocarbons were recovered although certain shows were encountered during drilling. The well has been plugged and abandoned.  No further exploration on the Fairlight Prospect is planned and the lease on this specific property will expire on March 31, 2007 and will not be renewed. Data gained from the well has been evaluated to determine further exploration plans on the Freehold Properties.  Costs of this dry hole exceeded the cost ceiling test for the cost pool, resulting in an impairment charge to operations for 2006 for the full aggregate cost of the exploratory well.

Freehold Lease Acquisitions

The company has continued to acquire mineral rights in what it refers to as its Freehold Properties.  Costs for acquisition and purchase of these leases account for approximately $441,103.  The Company currently holds the oil and gas mineral rights to approximately 9,300 acres.

The Company held a 50% working-interest in an additional 9,300 acres.  After December 31, 2006, the company entered into agreements with both Transpacific and MEL giving it 100% interest in these properties (See Note 9).  These properties are leases for 3 years with a lump sum rental fee plus a royalty of 15% of all leased substances produced, saved and sold if used by the lessee less any expenses reasonably incurred (including a reasonable rate of return) for separating, treating, processing, compressing and transporting leased substances to the point of sale beyond the wellhead. There is no obligation to do any work on these leased lands.

NOTE 6 - Commitments

Office Lease

The Company rents office space from a Director of the Company on a month-to-month basis for $390 per month.

Exploration

The Company anticipates entering into significant financial commitments for exploration of the EWA Concession, to be funded from future capital contributions.

NOTE 7 - Contingencies

Environmental Uncertainties

The Company may be exposed to financial risks in the oil and gas exploration business for pollution or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

Governmental Regulations and Licensing

The Company’s rights in and to the EWA Concession are subject to obtaining governmental approvals; if such approvals are not obtained, the Company’s planned operations will be substantially curtailed.

In order to drill for, recover, transport or sell any gas or oil from the properties subject to the Company’s drilling rights, the Company will generally be required to obtain additional licenses and permits and enter into agreements with various landowners and/or government authorities. The issuance of these permits and  licenses generally will be contingent upon the consent of the governmental authority having jurisdiction over the property, which entities have broad discretion in determining whether or not to grant such authority. These licenses, permits, and agreements will generally contain numerous restrictions and require payment of development and exploration fees and royalties typically based on the recoverable reserves or expenditures. The amount of any such fee and royalties and other terms will determine in part, the commercial viability of any extraction prospect.

Mogul Energy International, Inc. (an exploration stage company)
December 31, 2006 – Notes to the Financial Statements

Operating Agreements

The Company expects to execute the joint operating agreement with Sea Dragon Energy Inc. (replacing Transpacific), to conduct exploration for the EWA Concession, but has not yet done so. The final terms of the agreements could significantly impact the financial condition of the Company.  The current operator of the EWA Concession is Dover Investments Ltd.

NOTE 8 - Loss Per Share

Loss per share is calculated using the weighted average number of shares issued during the relevant period. The weighted average number of common shares is 32,472,032 shares for the period ended December 31, 2006.

NOTE 9 – Subsequent Events

The litigation filed by Dr. Gareeb Awad and Transpacific Petroleum Corp was settled out of court on January 24, 2007.  Under the terms of the settlement the Company agreed to issue 1,000,000 shares of common stock to Dr. Awad and to issue 1,000,000 common shares and pay $20,000 cash to Transpacific for the use of Transpacific’s EWA Seismic Mapping and interpreted Seismic Sections and additional technical information and for the signing by Dr. Awad and Transpcific to the Extension Agreement.   The fair value of the 2,000,000 is estimated to be $800,000 based on the most recent cash per share issuance of the Company’s common shares

In addition, subsequent to December 31, 2006, Transpacific was issued 1,000,000 common shares and has assigned its 25% interest in all mineral interests in lands referred to as the Freehold Properties.  The fair value of this transaction has an estimated fair value of $400,000.

An Extension Agreement was executed on January 24, 2007 between Dover Investments Limited, Transpacific, Mogul Energy Ltd., Dr. Awad, Sea Dragon Energy Inc. and Mogul Energy International, Inc. allowing Sea Dragon Energy Inc. and Mogul Energy International, Inc. until July 17, 2007 to complete the first well, and until July 17, 2009 to complete a second and to third well subject to the approval from EGPC and ARE.

On January 24, 2007 Mogul Energy Ltd. Agreed to assign its 25% interest in all mineral interests in lands referred to as the Freehold Properties to Mogul Energy International, Inc. in consideration for 1,000,000 shares of the Company’s common stock.  Thereby, giving MEI a 100% interest in the 9,300 acres collectively referred to as the Freehold Properties.  The fair value of the 1,000,000 common shares received by Mogul Energy Ltd. is $400,000.

Mogul Energy International, Inc. is the sole operator of the Freehold Properties.

Other

Other disclosures related to events subsequent to December 31, 2006 are found throughout the notes to the financial statements.

Mogul Energy International, Inc. (an exploration stage company)
December 31, 2006 – Notes to the Financial Statements

NOTE 10 - Capitalized costs relating to the oil and gas acquisitions and exploration activity

Canada
Costs at Dec. 31, 2005	$75,990	$-
Additions:
Exploration	$750,672
Lease property acquisition costs	$379,160
Less accumulated depreciation, depletion, amortization and impairment	(764,719)
At Dec. 31, 2006		-
Provided during the period		-
Net book value December 31, 2006		$441,103

Egypt
Cost at Dec. 31, 2005	$75,000
Additions:
Exploration costs capitalized	75,013
Amortization
At December 31, 2005		-
Provided during the period		-
Net book value December 31, 2006		150,013
Total net book value at December 31, 2006		$591,116

Note 11 – Restatement

Based on a review of the impairment test under full cost accounting, the December 31, 2006 financial statements have been restated to reflect a correction of an error in applying the ceiling test specified by Regulation S-X, Rule 4-10(c) to the exploration and evaluation asset as of December 31, 2006 for financial statements submitted with an earlier pre-effective Form SB-2 registration statement filed with the SEC.

As a result of implementing the correct application of impairment test under Regulation S-X, Rule 4-10(c), the restated December 31, 2006 financial statements reflect an increased impairment charge and net loss from operations in the amount of $764,719, resulting in an increase of net loss per share from $(0.03) to $(0.07) for the year ended December 31, 2006, as restated. In addition, exploration and evaluation assets and net assets decreased by $764,719; and the December 31, 2006 retained deficit was increased by $764,719. Cash flow from operating activities was not affected for the year ended December 31, 2006, however, a line item in the amount of $764,719 has been included to reconcile net loss from operation to cash flow from operations for the year ended December 31, 2006. Respective corrections were made for the restated cumulative amounts for the period from inception to December 31, 2006. The correct application of the impairment test did not affect any period other than the year ended December 31, 2006.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 ("Section 145") of the Delaware General Corporation Law, as amended (the "DGCL"), permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses of this offering, all of which are to be paid by the registrant, are as follows:

U.S. Securities & Exchange Commission Registration Fee	$980
Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	$40,000
Transfer Agent Fees	$2,500
Miscellaneous Expenses	$2,500
TOTAL	$55,980

The foregoing amounts are estimated, the actual expenditures may be more or less.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

In order to raise capital for our operations, during the past two years, we have offered and sold the following shares of common stock which were not registered under the Securities Act. Since inception we have sold an aggregate of 34,486,810 shares at prices ranging from $0.001 to $0.40 per share or $1,970,764 in the aggregate.

In November, 2005 we completed the offer an sale of an aggregate of 29,264,310 shares to twenty two (22) “accredited investors,” at a price of $0.001 per share or an aggregate of $29,264.31. The shares were sold to (a) 10 persons residing in Canada; (b) 5 persons residing in the United States; and (c) 7 persons residing in jurisdictions other than Canada or the United States; the sales to persons residing in Canada and or jurisdictions other than Canada or the United States were made pursuant to Regulation S, as promulgated under the Securities Act and, the sales to persons residing in the United States were made pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D as promulgated under the Securities Act. In Canada, we also relied upon the prospectus and registration exemption afforded by section 2.4 [Private Issuer] of National Instrument 45-106 - Prospectus and Registration Exemptions (“NI-45-106”). Certain of our officers, directors and certain persons holding more than 5% of our issued and outstanding stock participated in this offering as follows:

Name and Address(1)	Position with Us	No. of Shares Purchased	Aggregate Purchase Price)

Parvez Tyab (1)	Shareholder	9,000,000	26.1%
Mohammad Khan (2)	Treasurer	2,100,000	6.1%
Naeem Tyab(3)	President and Director	1,500,000	5.8% 4.4%
Sohail S. K. Kiani	Executive Vice President	500,000	1.5%
Robert C. Mussehl	Director	50,000	*

1. Mr. Parvez Tyab is the brother of Naeem Tyab and the cousin of Mohammad Khan.
2. Mr. Mohammad Khan is the cousin of Naeem and Parvez Tyab.
3. Mr. Naeem Tyab is the brother of Parvez Tyab and the cousin of Mohammad Khan.

In November, 2005 we also completed the offer and sale of an aggregate of 590,000 shares to seven (7) “accredited investors,” at a price of $0.15 per share or an aggregate of $88,500.00. The shares were sold to (a) 6 persons residing in Canada; and (b) 1 person residing in the United States; the sales to persons residing in Canada were made pursuant to Regulation S, as promulgated under the Securities Act of 1933, as amended (the “Securities Act”); and the sale to the person residing in the United States was made pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D as promulgated under the Securities Act. In Canada, we also relied upon the prospectus and registration exemption afforded by section 2.4 [Private Issuer] of National Instrument 45-106 - Prospectus and Registration Exemptions (“NI-45-106”).

In March, 2006 we completed the offer and sale of an aggregate of 1,792,500 shares to thirteen (13) “accredited investors,” as that term is defined in NI-45-106, all of whom reside in Canada, at a price of $0.40 per share or $717,000.00 in the aggregate; the offers and sales were made pursuant to Regulation S as promulgated under the Securities Act. In Canada, we also relied upon the prospectus and registration exemption afforded by NI-45-106.

In April, 2006 we completed the offer and sale of an aggregate of 1,055,000 shares to seven (7) “accredited investors,” as that term is defined in NI-45-106, at a price of $0.40 per share or $422,000 in the aggregate. The shares were sold to (a) 6 persons residing in Canada; and (b) 1 person residing in the United States; the sales to persons residing in Canada were made pursuant to Regulation S, as promulgated under the Securities Act of 1933, as amended (the “Securities Act”); and the sale to the person residing in the United States was made pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D as promulgated under the Securities Act. In Canada, we also relied upon the prospectus and registration exemption afforded by NI-45-106.

In April, 2006 we completed a unit offering of 1,250,000 units at a price of $0.40 per unit to one accredited investor (as that term is defined in NI-45-106) in Canada; each unit consisted of a share of our common stock and a Series A Warrant entitling the investor to purchase from us one share of our stock in exchange for two Series A warrants plus $0.50 per share up to April 18, 2008. The offer and sale was made pursuant to Regulation S as promulgated under the Securities Act. In Canada, we also relied upon the prospectus and registration exemption afforded by NI-45-106.

In May 2006, we competed the offer and sale of an aggregate of 437,500 shares at a price of $0.40 per share or $175,000 in the aggregate, to two (2) accredited investors (as that term is defined in NI-45-106) in Canada; the offers and sales were made pursuant Regulation S as promulgated under the Securities Act. In Canada, we also relied upon the prospectus and registration exemption afforded by NI-45-106. The participants in the offer and the number of shares issued to each is set out in Exhibit 99.3 to this Registration Statement and is incorporated herein by reference.

In June 2006, we offered and sale of an aggregate of 97,500 shares at a price of $0.40 per share or $$39,000 in the aggregate to one accredited investor (as that term is defined in NI-45-106) in Canada and to one accredited investor (as that terms is defined in Regulation S) in the United States. The offer and sale to the Canadian resident was made pursuant to Regulation S as promulgated under the Securities Act. In Canada, we also relied upon the prospectus and registration exemption afforded by NI-45-106. and the sale to the person residing in the United States was made pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D as promulgated under the Securities Act.

Regulation S Compliance

•	Each Regulation S offer or sale was made in an offshore transaction.

•	Neither we, a distributor, any respective affiliates nor any person on behalf of any of the foregoing made any directed selling efforts in the United States.

•	No offer or sale was made to a U.S. person or for the account or benefit of a U.S. person.

•	Each purchaser of the securities certified it was not a U.S. person and was not acquiring the securities for the account or benefit of a U.S. person.

•
Each purchaser agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Securities Act of 1933, as amended, or pursuant to an available exemption from registration, and agreed not to engage in hedging transactions with regard to such securities unless in compliance with the Securities Act.

•
The securities contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from such registration, and that hedging transaction involving the securities may only be conducted in compliance with the Securities Act.

•
We notified the purchaser, we will instruct, and have so instructed, our transfer agent to refuse to register any transfer of the securities not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

Section 4(2) and Regulation D Compliance

Offers and sales of our common stock were made to an aggregate of seven (7) persons residing in the United States all of whom are accredited investors as that term is defined in Regulation D; two of whom are our officers and directors; one of whom is a member of our legal counsel and the remainder are friends and business associates of our officers and directors.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following Exhibits are attached hereto:

EXHIBIT	DESCRIPTION OF EXHIBIT AND FILING REFERENCE NUMBER
3.1	Certificate of Incorporation *
3.2	By-laws*
3.3	Form of Registration Rights Agreement with the Selling Shareholders*
3.4	Form of Subscription Agreement ($0.001)*
3.5	Form of Subscription Agreement ($0.15)*
3.6	Form of Subscription Agreement ($0.40) dated for reference July 28, 2005*
3.7	Form of Subscription Agreement($0.40) dated for reference October 31, 2005*
3.8	Form of Subscription Agreement ($0.40) dated for reference January 19, 2006*
3.9	Form of Flow Through Subscription Agreement ($0.40) dated for reference February 8, 2006*
3.11	Form of Subscription Agreement for Unit Offering dated for reference April 11, 2006*
5.1	Opinion of Sierchio Greco & Greco, LLP*
10.1	A Binding Farm-Out Agreement East Wadi Araba Concession dated August 6, 2005*
10.2	A Binding Joint Venture Agreement - Egypt dated August 7, 2005*
10.3	Farm-Out Agreement dated September 29, 2005*
10.4	Farmout Agreement dated November 8, 2005 *
10.5	Assignment Agreement-East Wadi Araba Concession dated December 9, 2005*
10.6	Assignment Agreement dated December 9, 2005*
10.7	Amendment to Binding Farm-Out Agreement East Wadi Araba Concession-Egypt dated March 30, 2006*
10.8	Assignment Agreement dated April 4, 2006*
10.9
Concession Agreement for Petroleum Exploration and Exploitation (the "Concession Agreement") between Dover, the Arab Republic of Egypt and the Egyptian General Petroleum Corporation (“EGPC”) dated July 18, 2002*

10.10	East Wadi Araba Concession - Gulf of Suez, Egypt Amending Agreement dated April 13, 2006*
10.11	Deed of Assignment submitted May 30, 2006*
10.12	A Binding Agreement dated April 14, 2005*
10.13	Agreement dated October 2, 2006 with Ernie Pratt*
10.14	Office Lease Agreement as amended*
10.15	Promissory note dated April 1, 2006 in the aggregate amount of $113,791.35*
10.16	Assignment Agreement dated January 24, 2007*
23.1	Consent of Sierchio Greco & Greco, LLP (included in Exhibit 5.1)*
23.2	Consent of Jorgensen & Co.
23.3	Consent of Chapman Petroleum Engineering Ltd.*
99.1	List of Freehold Properties Leases*
99.2	Evaluation of Resource Potential East Wadi Araba Concession, Offshore Gulf of Suez, Egypt*
99.3	Settlement Agreement dated January 24, 2007*
* Previously filed.

ITEM 28. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i) if the registrant is relying Rule 430B,

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer, and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other that prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 24 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Actof1933andis,therefore, unenforceable. In the event that a claim for indemnification against such liabilities(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this pre-effective amendment to the registration statement to be signed on its behalf by the undersigned, in the City of Seattle, State of Washington, on May 7, 2007.

MOGUL ENERGY INTERNATIONAL, INC.

By:	/s/ Naeem Tyab	Dated: May 7, 2007
Name:	Naeem Tyab
Title:	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated:

Ernie Pratt
By:	/s/ Naeem Tyab	Dated: May 7, 2007
Name:	Naeem Tyab
Title:	Atorney in Fact

Robert C. Mussehl
By:	/s/ Naeem Tyab	Dated: May 7, 2007
Name:	Naeem Tyab
Title:	Attorney in Fact

Sohail S.K. Kiani
By:	/s/ Naeem Tyab	Dated: May 7, 2007
Name:	Naeem Tyab
Title:	Attorney in Fact

Mohammad Khan
By:	/s/ Naeem Tyab	Dated: May 7, 2007
Name:	Naeem Tyab
Title:	Attorney in Fact

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SB2A
Pre-Effective Amendment No. 4 to the
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Mogul Energy International, Inc.

As Filed on May 7, 2007

Exhibit Index
EXHIBIT	DESCRIPTION OF EXHIBIT AND FILING REFERENCE NUMBER
3.1	Certificate of Incorporation *
3.2	By-laws*
3.3	Form of Registration Rights Agreement with the Selling Shareholders*
3.4	Form of Subscription Agreement ($0.001)*
3.5	Form of Subscription Agreement ($0.15)*
3.6	Form of Subscription Agreement ($0.40) dated for reference July 28, 2005*
3.7	Form of Subscription Agreement($0.40) dated for reference October 31, 2005*
3.8	Form of Subscription Agreement ($0.40) dated for reference January 19, 2006*
3.9	Form of Flow Through Subscription Agreement ($0.40) dated for reference February 8, 2006*
3.11	Form of Subscription Agreement for Unit Offering dated for reference April 11, 2006*
5.1	Opinion of Sierchio Greco & Greco, LLP*
10.1	A Binding Farm-Out Agreement East Wadi Araba Concession dated August 6, 2005*
10.2	A Binding Joint Venture Agreement - Egypt dated August 7, 2005*
10.3	Farm-Out Agreement dated September 29, 2005*
10.4	Farmout Agreement dated November 8, 2005 *
10.5	Assignment Agreement-East Wadi Araba Concession dated December 9, 2005*
10.6	Assignment Agreement dated December 9, 2005*
10.7	Amendment to Binding Farm-Out Agreement East Wadi Araba Concession-Egypt dated March 30, 2006*
10.8	Assignment Agreement dated April 4, 2006*
10.9
Concession Agreement for Petroleum Exploration and Exploitation (the "Concession Agreement") between Dover, the Arab Republic of Egypt and the Egyptian General Petroleum Corporation (“EGPC”) dated July 18, 2002*

10.10	East Wadi Araba Concession - Gulf of Suez, Egypt Amending Agreement dated April 13, 2006*
10.11	Deed of Assignment submitted May 30, 2006*
10.12	A Binding Agreement dated April 14, 2005*
10.13	Agreement dated October 2, 2006 with Ernie Pratt*
10.14	Office Lease Agreement as amended*
10.15	Promissory note dated April 1, 2006 in the aggregate amount of $113,791.35*
10.16	Assignment Agreement dated January 24, 2007*
23.1	Consent of Sierchio Greco & Greco, LLP (included in Exhibit 5.1)*
23.2	Consent of Jorgensen & Co.
23.3	Consent of Chapman Petroleum Engineering Ltd.*
99.1	List of Freehold Properties Leases*
99.2	Evaluation of Resource Potential East Wadi Araba Concession, Offshore Gulf of Suez, Egypt*
99.3	Settlement Agreement dated January 24, 2007*
* Previously filed.